Exhibit 99.1

STUDENT TRANSPORTATION INC.

ANNUAL INFORMATION FORM

September 28, 2017

TABLE OF CONTENTS

GENERAL	1
CORPORATE STRUCTURE	1
STI	1
STA Holdings	2
Parkview Transit	2
STA Inc.	2
Ownership Structure	3
GENERAL DEVELOPMENT OF THE BUSINESS	4
DESCRIPTION OF THE BUSINESS	7
Business of the Issuer and the Company	7
Business of the Company and Subsidiaries	8
Our Competitive Strengths	8
Business and Growth Strategies	10
Recent Acquisitions, Contracts and Market Activity	13
Customers and Contracts	14
Operations	14
Sales and Marketing	15
Vehicle Fleet	15
Fleet Maintenance Expense	16
Bus Drivers	16
Insurance and Bonding	16
Safety	17
Technology Systems	17
Competitive Environment	18
Capital Expenditures	19
Currency Hedging Policy	20
Employees	20
Facilities	20
Environmental	21
Regulatory Environment	21
Oil and Gas Portfolio	22
THE ISSUER	22
Description of Common Shares and Share Capital of the Issuer	22
Dividend Policy	24
Dividend Reinvestment Plan	26
Cash Available for Distribution	26
STA HOLDINGS	28
Capital of STA Holdings	28
Class A Shares	28
Class B Shares and Class C Shares	29
Preferred Shares	30
Distribution Policy	30
DIRECTORS, OFFICERS AND MANAGEMENT	31
STI	31
STA Holdings	38
Equity Incentive Plan	38
Deferred Share Unit Plan	39
Insurance Coverage for STI and Related Entities and Indemnification	39

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AUDIT COMMITTEE AND AUDITOR’S FEES	40
Relevant Education and Experience of Audit Committee Members	40
Pre-Approval Policies and Procedures	41
External Auditor Service Fees	42
Audit Committee Oversight	42
RISK FACTORS	42
Risks Related to our Business	43
Risks Related to the Capital Structure	50
MARKET FOR SECURITIES	55
PRIOR ISSUANCES	57
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	57
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	57
CODE OF CONDUCT	57
TRANSFER AGENT AND REGISTRAR	57
MATERIAL CONTRACTS	57
NAMES OF EXPERTS AND INTEREST OF EXPERTS	58
ADDITIONAL INFORMATION	58

SCHEDULE “A” – AUDIT COMMITTEE CHARTER

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STUDENT TRANSPORTATION INC.

GENERAL

The information, including any financial information, disclosed in this Annual Information Form of Student Transportation Inc. (“STI” or the “Issuer”) is stated as at June 30, 2017 or for the year ended June 30, 2017, as applicable, unless otherwise indicated. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars and references to “$” are to the lawful currency of the United States. References in this Annual Information Form to “the Company”, “we”, “us” or “our” refer to the combination of the two subsidiaries of STI which together own and control all of the operating subsidiaries of STI, namely Student Transportation of America Holdings, Inc. (“STA Holdings”) and Parkview Transit Inc. (“Parkview Transit”) and all of their respective direct and indirect subsidiaries.

Certain statements in this Annual Information Form are “forward looking statements”, which reflect the expectations of management regarding the Issuer’s and the Company’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements reflect the Issuer’s current expectations regarding future events and operating performance and speak only as of the date of this Annual Information Form. Forward looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements, including, but not limited to, the factors discussed under the section titled “Risk Factors”. Although the forward looking statements contained in this Annual Information Form are based on what the Issuer and the Company believe to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward looking statements, and the differences may be material. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. These forward-looking statements are made as of the date of this Annual Information Form and the Issuer and the Company assume no obligation to update or revise them to reflect new events or circumstances other than as required under applicable securities laws.

Financial information contained in this Annual Information Form is presented in accordance with accounting principles generally accepted in the United States (“US GAAP”). The Consolidated Financial Statements of the Company for the year ended June 30, 2017 are incorporated by reference herein and are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or through the EDGAR website at www.sec.gov.

CORPORATE STRUCTURE

STI

Student Transportation Inc. was incorporated on September 22, 2004 under the Business Corporations Act (Ontario). STI’s registered head office is located at 160 Saunders Road, Unit 6, Barrie, Ontario, L4N 9A4. STI currently holds all of the issued and outstanding class A common shares of STA Holdings (the “Class A Shares”), representing a 100% voting interest, and 100% of the issued and outstanding common shares of Parkview Transit. On November 16, 2009, the Issuer filed articles of amendment to change its corporate name from Student Transportation of America Ltd. to Student Transportation Inc.

STA Holdings

Student Transportation of America Holdings, Inc. is a Delaware corporation with its registered and head office located at 3349 Highway 138, Building A, Suite C, Wall, NJ 07719. STA Holdings owns all of the issued and outstanding common shares of Student Transportation of America, Inc. (“STA Inc.”) and Student Transportation of America ULC (“STA ULC”).

Parkview Transit

Parkview Transit Inc. was incorporated by Articles of Amalgamation on March 3, 2008 under the Business Corporations Act (Ontario). Parkview Transit’s registered head office is located at 160 Saunders Road, Unit 6, Barrie, Ontario, L4N 9A4.

STA Inc.

Student Transportation of America, Inc. is a Delaware corporation with its registered and head office located at 3349 Highway 138, Building A, Suite C, Wall, NJ 07719. STA Inc. has thirty two wholly-owned operating subsidiaries as of June 30, 2017.

Ownership Structure

The following chart illustrates the ownership structure of the Issuer and the Company:

(1)	STA Inc. has 32 wholly-owned operating subsidiaries, including: (i) Santa Barbara Transportation Corporation, a California corporation; (ii) Student Transportation of Nebraska, Inc., a Nebraska corporation; (iii) STA of Pennsylvania, Inc., a Pennsylvania corporation; (iv) Rick Bus Company, a New Jersey corporation; (v) Student Transportation of New Hampshire, Inc., a New Hampshire corporation; (vi) STA of Connecticut, Inc., a Connecticut corporation; (vii) Positive Connections Inc., an Illinois corporation; (viii) STA of New York, Inc., a New York corporation; (ix) Ledgemere Transportation, Inc., a Maine corporation; (x) Student Transportation of Canada Inc., an Ontario corporation; (xi) Mission School Transportation, Inc., a California corporation; (xii) STA of Missouri, Inc., a Missouri corporation; (xiii) Student Transportation of Vermont, Inc., a Vermont corporation; (xiv) Jordan Transportation, Inc., a New Jersey corporation; (xv) STA of Colorado, Inc., a Colorado corporation; (xvi) Student Transportation of Florida, Inc., a Florida corporation; (xvii) Grand Island Transit Corporation, a New York corporation: (xviii) Ocean State Transit, LLC, a Rhode Island limited liability company; (xix) STA of Oregon, Inc., an Oregon corporation (xx) Dairyland Buses, Inc., a Wisconsin corporation; (xxi) Dairyland-Hamilton Inc., a Wisconsin corporation; (xxii) Lakeland Area Bus Service, Inc., a Wisconsin corporation, (xxiii) Lakeside Buses of Wisconsin, a Wisconsin corporation; (xxiv) STA of Iowa, Inc., an Iowa corporation; (xxv) SafeStop, Inc., a Delaware corporation; (xxvi) SchoolWheels Direct Inc., a Delaware corporation; (xxvii) Transportation Sector Consultants Inc., a Delaware corporation; (xxviii) Trans Par Group, Inc., a Kansas corporation; (xxix) TransPar Operations, LLC, a Missouri limited liability company; (xxx) School Bus Consultants, LLC, a Maryland limited liability company; (xxxi) The School Bus Safety Company, an Ohio corporation; (xxxii) and TransPar Staffing Company, a Missouri corporation.
(2)	Parkview Transit Inc. has one wholly-owned operating subsidiary, Canadex Resources Inc., an Alberta corporation.

GENERAL DEVELOPMENT OF THE BUSINESS

STI is a corporation established under the laws of the Province of Ontario. The Issuer, together with STA ULC, initially issued income participating securities (“IPS’s”) pursuant to its initial public offering in December 2004 (the “IPS Offering”). Each IPS consisted of one common share (a “Common Share”) of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Notes”). On December 21, 2009, the Company redeemed the remaining Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure. Following the redemption of the Notes, STA ULC has been inactive. STI owns, directly or indirectly, 100% of the common shares of both STA Holdings and Parkview Transit. No other classes or series of shares of STA Holdings are currently outstanding.

The Company is the third largest provider of school bus transportation services in North America.

On November 10, 2011, the Company rolled over and extended the maturity of the $35 million Senior Secured Notes (as defined below) for a five year term. The Senior Secured Notes reflected a fixed coupon of 4.246% and a maturity date of November 10, 2016. In December 2006, the Company initially issued the senior secured notes (the “Senior Secured Notes”) under a note purchase agreement (the “Note Purchase Agreement”) with two Canadian insurance companies. The Senior Secured Notes consisted of $35.0 million of five year, fixed rate senior secured notes at an original coupon of 5.941%. The Senior Secured Notes ranked pari passu with borrowings under the Credit Agreement. On September 2, 2016, the Company redeemed the Senior Secured Notes.

For the 2014-2015 school year, the Company entered into additional operating leases with seven major financial institutions to lease approximately $38.7 million in replacement school vehicles and $38.3 million in growth school vehicles during the fiscal year ended June 30, 2015. The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.4%. Annual lease payments on these additional leases will be approximately $11.2 million per year for the term of the leases.

On July 8, 2014, the Issuer announced that it had recently completed negotiations for the conversion of three school district transportation systems in Pennsylvania, Vermont, and Idaho. The three new, long-term contracts added over 290 vehicles and increased current fiscal year revenues by US$11 million annually. The contracts all included annual increases and two of the three customers will be supplying the fuel for their contracts.

On August 19, 2014, the Issuer entered into a new extension to its Credit Agreement led by BMO Harris Bank of Chicago. In addition to BMO Harris Bank, the syndicate previously included The Bank of Montreal, The Bank of Nova Scotia, The Toronto Dominion Bank, Fifth Third Bank, Siemens Financial Services and Raymond James Bank. The new amended credit facility increased commitments by US$60 million from US$165 million to US$225 million and the termination date was extended to August 19, 2019, or if earlier, 90 days prior to the maturity of the Issuer’s senior secured notes. The increase in the size of the facility came from the addition of HSBC Bank Canada and National Bank of Canada joining the syndicate group, as well as increased positions made by The Toronto Dominion Bank and Fifth Third Bank. The new amended facility also provided for a US$100 million “accordion feature” which provides access to a larger facility should it be needed in the future.

On October 21, 2014, the Issuer announced that it had renewed its normal course issuer bid. Pursuant to the issuer bid, the Issuer is permitted to acquire up to a maximum number of Common Shares equal to the lesser of 4,158,553 Common Shares, being 5% of the issued and outstanding Common Shares as of October 14, 2014, and that number of Common Shares that can be purchased under the normal course issuer bid for an aggregate purchase price of C$5 million in the 12-month period commencing October 24, 2014 and ending on October 23, 2015.

On December 5, 2014 the Company acquired certain assets and a contract of Dalton Bus Lines in Ontario, Canada, for approximately $0.4 million. Earnings of the acquired company were included in the Company’s results of operations from the acquisition date.

On December 9, 2014, the Issuer announced that it had been awarded a new contract with Columbia Public Schools in Columbia, Missouri. The initial three-year contract, with the option for additional renewal years, commenced in August 2015 and featured 212 new school vehicles, bringing in annual revenues exceeding US$10 million. Other terms of the contract include fuel protection for the Company for all fuel in excess of one dollar per gallon, as well as the Company’s agreement to use district-owned facilities as part of this public-private partnership.

On February 4, 2015, the Issuer announced that it had locked in lower fuel costs relative to prior agreements for a portion of its fuel costs for fiscal 2016. Based on fuel prices at that time, the Company anticipated fuel expense for the 2015 fiscal year to be in the range of 7.5% to 7.7% of revenue compared to the 8.8% reflected in the fiscal year 2014 results.

On March 6, 2015, the Issuer issued 11,983,000 Common Shares pursuant to a bought deal for total gross cash proceeds of approximately $69.1 million (Cdn $86.3 million), including 1,563,000 Common Shares pursuant to an over-allotment option. The net proceeds (after commissions and fees) of such issuances were used to repay debt (including the 6.75% Debentures due June 30, 2015, as discussed below) and for general corporate purposes.

On March 18, 2015, the Company announced that STA Inc. had been awarded a new school transportation contract in Colorado, adding 140 new vehicles, including 122 liquid propane gas fueled vehicles and approximately $6 million in estimated new annualized revenues.

On March 24, 2015, the Company announced that STA Inc. had been awarded a new seven year school transportation contract in Pennsylvania, adding 77 new liquid propane gas vehicles and approximately $3.7 million in estimated new annualized revenues.

On May 18, 2015, the Company announced that STA Inc. had been awarded a new school transportation contract in Oregon, adding 60 new vehicles, including 52 propane autogas vehicles and approximately $3 million in estimated new annualized revenues.

On May 21, 2015, the Company announced that Goldstar Transit Inc. had been awarded school transportation contracts at four school districts in Texas, adding approximately 200 vehicles (including school district owned vehicles) and approximately $8.6 million in estimated new annualized revenues.

On June 26, 2015, the Issuer announced that it called for the maturity and settlement of the 6.75% convertible subordinated unsecured debentures due June 30, 2015 (the “6.75% Debentures”) and would delist those at the close of business on June 30, 2015. During fiscal year 2015, Cdn $0.1 million of the 6.75% Debentures were converted into 18,342 common shares. On June 30, 2015, the Company redeemed the remaining Cdn $49.9 million of 6.75% Debentures for US$ 40.1 million in cash in accordance with the terms of the trust indenture dated as of June 21, 2010 between STI and Computershare Trust Company of Canada governing the 6.75% Debentures.

For the 2015-2016 school year, the Company entered into additional operating leases with ten major financial institutions to lease approximately $58.3 million in replacement school vehicles and $22.0 million in growth school vehicles during the fiscal year ended June 30, 2016. The term of these leases is six years at effective fixed rates in the range of 2.6% to 4.2%. Annual lease payments on these additional leases are approximately $11.3 million per year for the term of the leases.

On August 27, 2015, the Company amended its normal course issuer bid (“NCIB”) to increase the maximum amount of common shares that the Company was permitted to acquire to 6,806,591 common shares. The amended NCIB expired on October 23, 2015.

On October 21, 2015, the Issuer announced that it had renewed its NCIB. Pursuant to the issuer bid, the Issuer was permitted to acquire up to a maximum number of Common Shares equal to 8,403,185 Common Shares, being 10% of the public float as of October 14, 2015. The renewed normal course issuer bid allows for repurchases of Common Shares in the 12-month period commencing October 26, 2015 and ending on October 26, 2016.

During January and February 2016, a wholly-owned subsidiary of the Company purchased the remaining interest in a transportation consulting and management services firm and acquired a second transportation consulting services firm. Total consideration for both firms was approximately $7.2 million, consisting of $6.2 million in cash and $1.0 million in common stock. The Company had previously invested $1.7 million in March 2015, to acquire a non-controlling interest in the first transportation consulting and management service firm.

On April 11, 2016, the Issuer announced that SNCF Participations S.A. (“SNCF-P”) sold its remaining Common Shares. SNCF-P had originally invested in the Company in 2008 and had sold four million Common Shares in August 2015. SNCF-P subsequently sold approximately 6.4 million Common Shares through a combination of a private transaction and a separate sale to a bank syndicate. Following those sales, the Issuer acquired SNCF-P’s remaining five million shares in a block trade, which were subsequently cancelled.

For the 2016-2017 school year, the Company entered into additional operating leases with nine major financial institutions to lease approximately $39.8 million in replacement school vehicles and $10.5 million in growth school vehicles during the fiscal year ended June 30, 2017. The term of these leases is six years at effective fixed rates in the range of 1.9% to 4.4%. Annual lease payments on these additional leases will approximate $6.9 million per year for the term of the leases.

On July 27, 2016, the Issuer announced that it had entered into a Fourth Amended and Restated Credit Agreement. The new amended credit agreement increased commitments from banks from $225 million to $340 million (US$290 million plus C$50 million), and extended the term for a five-year period, such that the facility now expires in July 2021. The revolving line of credit is available to the Company on an “as needed” basis for general working capital and growth. The amended credit facility also includes a $100 million “accordion feature”, providing access to additional debt commitments if needed. The Company used drawings under the new credit agreement in part to repurchase the U.S. $35.0 million Senior Secured Notes which were due November 10, 2016.

On August 16, 2016, the Issuer issued to a syndicate of underwriters on a bought deal basis Cdn $85 million aggregate principal amount of 5.25% convertible unsecured subordinated debentures due September 30, 2021 (the “5.25% Canadian Debentures”). The proceeds of the offering were used to call and redeem the Company’s 6.25% US$ convertible unsecured subordinated debentures (the “6.25% US Debentures) as described below. See the heading “The Issuer – Description of Common Shares and Share Capital of the Issuer – The Debentures” below.

On August 23, 2016, the Issuer announced that it called for the early redemption and settlement of the 6.25% US Debentures. Subsequent to announcement, approximately $0.1 million of the 6.25% US Debentures were converted into 6,736 Common Shares. On September 19, 2016, the Issuer redeemed the remaining $59.9 million principal amount of the 6.25% US Debentures for cash in accordance with the Trust Indenture dated June 7, 2011, between the Issuer and Computershare Trust Company of Canada governing the 6.25% US Debentures. In connection with the redemption, approximately $1.0 million in unamortized deferred financing costs were expensed in the year ended June 30, 2017.

On September 1, 2016, in accordance with the Note Purchase Agreement, the Issuer redeemed its Senior Secured Notes for $35.5 million in cash. The redemption amount was comprised of the principal amount of $35.0 million, plus interest and a make-whole payment totaling approximately $0.5 million in the aggregate.

On February 8, 2017, the Issuer announced that it had been awarded a new 10-year contract in Jacksonville, Florida beginning July 1, 2017, with an existing school district customer which will effectively double the size of its operations there making them the Company’s new largest customer. The contract will generate in excess of $16 million per year in revenue with fixed price increases for nine years and also includes “live load” fuel reimbursed by the school district.

On February 23, 2017, the Issuer issued 2,282,104 Common Shares in exchange for all of the outstanding Class B Series Three common shares (the “Class B-3 Shares”) of STA Holdings that were issued pursuant to the equity incentive plan (the “EIP”) of STA Holdings (the “Share Exchange”). Following the completion of the Share Exchange, all of the outstanding Class B-3 Shares were cancelled and the Issuer owns all of the outstanding equity securities of STA Holdings.

On May 19, 2017, the Issuer announced that the TSX approved the Issuer’s notice of intention in respect of its normal course issuer bid for a portion of its Common Shares as appropriate opportunities arise. The Issuer was permitted to commence purchasing Common Shares under the normal course issuer bid on or about May 24, 2017. Pursuant to the notice, the Issuer was permitted to purchase up to 9,225,542 Common Shares in the 12-month period commencing May 24, 2017 and ending on May 23, 2018.

On June 30, 2017, the Issuer announced that it has completed the sale of the remaining non-material assets of its subsidiary Canadex Resources Inc., which it acquired in 2008, as part of an acquisition of several hundred school buses and school transportation contracts in Ontario, Canada. In addition to its school bus operation, Canadex at the time held various oil and gas well “minority interest” in several states in the U.S. The Company has since been winding down the portfolio over the past ten years and the assets represented less than .05% of the Company’s fiscal 2017 revenues.

Additional developments impacting the 2017 – 2018 school year and capital market activities occurring after June 30, 2017 are included under the heading “Description of the Business – Recent Acquisitions, Contracts and Market Activity” below.

DESCRIPTION OF THE BUSINESS

Business of the Issuer and the Company

STI currently holds a 100% interest in STA Holdings. The Issuer and STA Holdings do not have any ongoing business operations of their own. STA Holdings depends on the operations and assets of its wholly-owned subsidiary, STA Inc., for cash distributions. As the holder of 100% of the outstanding common shares of Parkview Transit, STI depends on STA Holdings and Parkview Transit for cash distributions to satisfy the interest obligations of the Debentures and to pay dividends on the Common Shares.

Business of the Company and Subsidiaries

Business Overview

Founded in 1997 by industry executive, Denis J. Gallagher, we are the third largest provider of school bus transportation services in North America, conducting operations through wholly owned operating subsidiaries. We have become a leading school bus transportation company, aggregating operations through the consolidation of existing providers, targeted bid-ins and conversion of in-house operations in a fragmented industry. Based on industry sources, educational institutions in North America spend approximately $24 billion annually on school bus transportation. We currently provide school bus transportation services in Ontario, Canada and the following U.S. states: California, Colorado, Connecticut, Florida, Idaho, Illinois, Iowa, Maine, Minnesota, Missouri, Nebraska, New Hampshire, New Jersey, New York, Oregon, Pennsylvania, Rhode Island, South Carolina, Texas, Washington, Wisconsin, Vermont and we operate a business development, technology and innovation office in South Carolina.

Our services include home-to-school busing, special needs transportation, management services and extracurricular and charter trips for school and other groups. Our primary service of transporting students to and from school (referred to as “home-to-school” busing) comprises approximately 87% of revenue. Included in home-to-school busing is the transportation of students with special needs, or special education transportation. Special education transportation typically requires the transportation of students to destinations outside their home district and usually is performed with smaller monitored vehicles. Extracurricular transportation typically accounts for 6% of revenue. We also provide charter services for athletic events, field trips, summer camp routes and other non-school related charter services, provide management services, provide para-transit service in several markets and receive revenue associated with the oil and gas portfolio of assets acquired in connection with the acquisition of Canadex. These services and revenues account for approximately 7% of revenue. By successfully executing a business strategy that emphasizes safe, reliable, cost-efficient service we have experienced strong and consistent growth in revenue, margins, Adjusted EBITDA and EBITDA. Approximately 90% of our revenue is contracted with an average term of three to eight years. Our growth through strategic acquisitions, targeted bid-in and conversion opportunities and, more recently, management services contracts, has successfully leveraged management strength and created operating efficiencies.

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first quarter of the fiscal year, which encompasses the summer school break. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company’s credit facility and through operating lease financings.

Our Competitive Strengths

We possess a number of competitive advantages that management believes will allow us to sustain our proven track record of profitability and expand our position as a leading provider of school bus transportation services in North America, including the following:

Stable and Diversified Contract Base. We currently operate over 290 contracts with a fleet of approximately 13,000 vehicles for school districts in Ontario, Canada and twenty-two U.S. states. As our largest contract represents approximately 4% of contract revenue, we do not face significant risks related to customer concentration, as management believes that the loss of a single contract would not have a significant impact on our performance. Additionally, we enjoy a stable and consistent revenue stream, due in part to the fact that our contracts have an average term of three to eight years. Since the inception of the Company in 1997, we have renewed 1,023 of the approximately 1,100 contracts (including annual contract renewals in New Jersey) that have been up for renewal, including renewals for the 2017-2018 school year.

Focus on Rural and Suburban Markets. In contrast to our large, national competitors, we target school districts located in rural and suburban markets, which provide the following advantages:

•	Improved Contract Stability and Retention — Rural and suburban school districts are more likely than urban school districts to renegotiate and extend contracts with quality incumbent providers, rather than embark on a competitive re-bidding process. A re-bidding process may require extensive effort and expense for the school district. Incumbent providers who deliver a high level of service and have generally competitive pricing experience little or no significant contract attrition. In contrast, large school districts and districts in urban areas typically award contracts on the basis of the lowest bid price as opposed to lowest responsible bid, which considers qualitative factors. Additionally, large urban school districts usually employ multiple contractors for price advantages. As a result, rural and suburban contracts offer higher margins and greater stability for contract renewals and extensions.

•	Reduced Competition — We encounter national competitors less frequently in rural and suburban markets than we would if we operated in urban markets. Our national competitors are focused primarily on large, urban markets, with the objective of implementing homogeneous operations. Our local competitors often lack the financial resources to meet increasingly stringent contract requirements. Specifically, management believes that these smaller competitors often lack resources to meet customers’ growing needs and increased government regulations. In contrast, we are large, growing, consistently profitable and, unlike our smaller competitors, leverage our size and infrastructure to provide service to our customers at a profit. We intend to continue to use our significant market presence to our advantage in further penetrating our target markets. Our emphasis on local markets, combined with our national operating efficiencies, allows us to enjoy significant competitive advantages.

•	Lower Operating Costs — Rural and suburban markets possess several attributes that allow us to operate at a low comparable cost relative to urban markets, including the following: (i) driver wage components are significantly lower than in urban markets and there is generally less driver turnover and absenteeism; (ii) the risk of unionization of employees is lower; (iii) facilities are easier to obtain and facility costs are substantially lower; (iv) maintenance costs are significantly lower, due to less wear and tear on the vehicles on rural and suburban routes; and (v) vehicle and workers’ compensation insurance premiums are less expensive in these markets.

•	Increased Safety — Driving conditions in rural and suburban markets are generally safer, resulting in fewer accidents. Furthermore, less driver turnover and absenteeism results in fewer accidents. We have put in place standardized safety practices at the terminal locations. All new hires and existing employees complete standardized safety training to prepare them to perform their jobs safely. Management believes that these factors have contributed to our strong safety record.

Proven Acquisition, Bid and Conversion Experience. In order to grow in the consolidating private student transportation industry, a company must have the ability to identify and acquire targets and successfully integrate the acquired target into its operations. We have proven acquisition experience, successfully acquiring 52 school bus contractors since our inception in 1997. Moreover, upon acquiring these targets, we have been able to create incremental value through the operating leverage in our current infrastructure. Similarly, we have the proven ability to successfully win contracts in a competitive bidding process and identify school districts whose boards would be willing to convert their school bus transportation services to private operators and work with these districts throughout the conversion process. Since being founded in 1997, we have successfully won 138 new school district contracts and completed fifteen school district conversions (from public to private provision of school bus services).

Focus on Long-Term Partnerships with Customers. We have a clear understanding of the issues facing school districts and are extremely effective at designing customized solutions for each district’s transportation needs. Our representatives meet with district officials to educate them about the advantages of outsourcing. Following an acquisition or conversion of a school district’s transportation program, we often hire the current bus drivers and district staff, maintaining consistency for the children and emphasizing the partnership with the school district. We work closely with each of our customers to optimize routing and bell times to achieve daily operating efficiencies. In addition, we assist our customers in maximizing reimbursement from governmental entities for their transportation programs.

Experienced Management. Led by Denis Gallagher, our chief executive officer, our management team has extensive experience, with an average of approximately 25 years experience and over 500 years of collective experience in the student and passenger transportation industry. Moreover, many of the members of senior management worked together in the student transportation operations of Laidlaw Transit during the period from 1985 to 2002. Our senior management team has proven itself by successfully growing our business since inception through the implementation of a disciplined acquisition, bid and conversion program. At the regional level, our operations are managed by seasoned industry executives and/or former owners who have extensive experience and knowledge of the school districts and competitors in their region.

Business and Growth Strategies

Our primary strategic objective is to increase cash flow and profitability by (i) growing organically; (ii) leveraging our operating and financial infrastructure within our regional platforms through acquisitions, bid awards and conversions, including management services contracts; and (iii) expanding into new geographic markets.

Grow Organically. Organic growth from our existing contracts is driven primarily by inflation related escalators built into our contracts and increased enrolment in schools. The U.S. Department of Education’s National Center For Education Statistics projects that public school enrolments in the United States will increase by 3% between 2014 and 2026. Regionally, enrolments in the western United States are projected to increase by 4% between 2014 and 2026 and enrolments in the southern United States are projected to increase by 8% between 2014 and 2026. We have monitored, and will continue to monitor, school enrolment trends in order to ensure that our operations are in a position to benefit from emerging trends.

Leverage our Infrastructure within our Regional Platforms. We establish platform companies in targeted markets, usually via acquisitions or substantial bid awards, and create regional density by executing our “Acquisition-Bid-Conversion” strategy through the addition of “tuck-in” acquisitions, bid awards and conversions. This strategy enables us to enjoy the benefits of financial and operating leverage, as a larger contracted revenue base is achieved without a corresponding rise in fixed costs. This emphasis on regional density, combined with our national scope, creates greater economies of scale in the areas of finance, purchasing and marketing through the integration of these businesses and contracts. Since being founded in 1997, we have acquired and integrated 52 school bus contractors, won 138 new school district contracts and completed fifteen school district conversions (from public to private provision of school bus services) as illustrated in the chart below:

Subsequent to June 30, 2017, we completed one acquisition (in Maryland, a state in which the Company has not previously operated) and secured 5 new bid contracts (not included in the 290 contracts noted above). See the heading “Recent Acquisitions, Contracts and Market Activity” below.

Acquisitions. The fragmentation of the school bus market provides us with significant consolidation opportunities. Specifically, an estimated 4,000 private contractors account for approximately 33% of the industry’s revenues. Accordingly, there exists an opportunity to acquire and consolidate many of these private operators, as they lack the financial resources needed to meet increasingly stringent contract requirements and are unable to compete with the economies of scale of national providers such as ourselves. We execute our acquisition program by acquiring regional platform companies that are capable of operating effectively on a decentralized basis. These platforms utilize local management teams that are familiar with the market to begin to build our regional presence. We create regional density when these platform companies are supplemented with “tuck-in” acquisitions. As a result, we are able to grow our regional platforms, realize operating synergies and improve profit margins. Our key acquisition criteria are geographic market, strength of management, quality of contracts and customer relationships and profitability.

Bids. Bidding activities are directed toward school districts that have chosen to solicit bids from private operators for their school bus transportation contracts. These contracts are primarily awarded by school districts based on a public bidding process or Request for Proposal, on the basis of the lowest “responsible” bid. Lowest responsible bids enable school districts to consider factors other than price in awarding a bid, such as safety records and initiatives, driver training programs, community involvement and quality of service.

Our experience has been that these bid-in contract awards are substantially accretive to earnings. In particular, the ability to leverage our existing operating and management infrastructure is a key variable when bidding for contracts. New contracts provide incremental revenue spread over a largely fixed regional cost base, as the new contracts share existing hub facilities, maintenance and management personnel. We have successfully won 138 bids since inception by emphasizing our qualitative advantages and leveraging our cost efficiencies within the regional platform.

Conversions. We target school district-owned and managed fleets for conversion. It is estimated that school districts operate approximately 66% of the approximately 510,000 school buses in North America. Capital expenditures related to growing fleet sizes and year-round school and safety regulations, coupled with rising costs associated with fleet management and driver unionization, create fiscal constraints for school districts. Management believes that many private operators such as ourselves have demonstrated the ability to operate at a savings compared to district operators. As a result, some school districts are pursuing a strategy of conversion. Our conversion program operates similarly to our bid-in program, as we focus on privatizing school districts in regions contiguous to our existing operations. Conversions also take advantage of operating and financial benefits by sharing fixed costs and, as a result, are accretive to earnings. We have been successful in completing fifteen conversion opportunities since inception.

One distinctive feature of conversions is that they can be structured as management contracts under which the contractor manages the transportation for the school district and the district continues to own the school bus fleet and facilities. School districts sometimes elect a management contract approach in order to maintain a degree of control through the ownership of the fleet and facilities. In addition, we have entered into operating lease agreements to lease replacement school vehicles each year since the 2006 – 2007 school year. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) resulting in lower annual depreciation expense on an ongoing basis. Currently, leased and managed buses account for approximately 38% of our fleet. We intend to review leasing alternatives on an annual basis based on the economics of the lease financing. While the current lease of vehicles has been an attractive alternative to purchasing such vehicles due to the low cost of financing, it effectively accelerates expense recognition through lease payments over the six year lease term compared to depreciation of purchased vehicles which would be depreciated over a period of nine years to 11 years.

The following table is a summary of our revenue under existing contracts by type:

Expand into New Markets. Management believes that we are well positioned to take advantage of considerable expansion opportunities in new markets. Although we have historically focused on school districts that understand the benefits of outsourcing, a majority of school districts in the United States continue to manage student transportation internally. We continue to believe that large portions of the southeast and the southwest regions of the United States could represent significant opportunity for conversion, as outsourcing currently represents less than 20% of the student transportation market in those regions.

Grow the Managed Services Group (“MSG”). This group consists of five separate, but complimentary, lines of business, all of which are distributed into similar points within the school transportation industry’s value chain. These five lines of business include (i) transportation management and staffing, (ii) consulting, (iii) fleet services, (iv) training and (v) SafeStop. Three of the businesses were acquired in the two acquisitions that we completed in early 2016. The two other businesses have been organically developed. This includes an internally developed mobile application (“SafeStop”) that connects parents and school administrators with the vehicles transporting their students. The SafeStop application provides real-time map features, estimated arrival times, and alerts and messaging for its users. The SafeStop application is compatible with various GPS and routing systems. The application continues to evolve and its functionality has increased, as has its adoption by school districts.

As a whole, the Managed Services Group is primarily focused on selling services into the $16 billion portion of the school transportation industry that is still district owned and operated. However, we continue to explore opportunities outside of our core school transportation market where we can leverage our existing lines of business. Our service offerings across these MSG lines of business are similar to the services under our core school bus operations, including providing outsourced school bus transportation services to public and private schools. We are, however, unbundling these core competencies and providing them to the market on a standalone basis, with a particular focus on fleet, maintenance, technology and safety solutions. Most importantly, these are businesses that are far less capital intensive than our core business. We believe that these businesses will allow us to penetrate the large, district owned and operated portion of the school transportation market, without the capital requirements of providing a fully outsourced solution to school districts.

Recent Acquisitions, Contracts and Market Activity

We recently completed the following acquisitions and were awarded the following contracts for the 2017 – 2018 school year, along with the following capital markets and financing activity that has happened since June 30, 2017 or for the 2017 – 2018 school year:

New Contracts and Acquisitions

As noted above, the Issuer announced on February 8, 2017 that it had been awarded a new 10-year contract in Jacksonville, Florida that will commence July 1, 2017. The new contract is with an existing school district customer which will effectively double the size of its operations with this customer, making them the Company’s new largest customer. The contract is expected to generate in excess of $16 million per year in revenue with fixed price increases for nine years and includes “live load” fuel reimbursement by the school district.

On August 23, 2017, the Issuer closed its acquisition of all of the outstanding common stock of Annapolis Bus Company, Inc. and Towne Transport LLC, located in Annapolis, Maryland for approximately $10.0 million, consisting of $8.5 million in cash, $0.5 million in deferred payments and $1.0 million in Common Shares. The acquisition will add approximately $8.5 million in annual revenues, and added more than 125 vehicles to the fleet.

Capital Markets and Financing Activity Since June 30, 2017

During July and August 2017, the Issuer entered into additional operating leases with seven major financial institutions to lease approximately $4.5 million in growth and $26.6 million in replacement school vehicles for the upcoming 2017-2018 school year. The term of these leases is six years at effective fixed rates in the range of 2.1% to 5.2%. Annual lease payments on these additional leases will approximate $4.2 million per year for the term of the leases.

Customers and Contracts

We currently operate over 290 contracts with a fleet of approximately 13,000 vehicles as at June 30, 2017, for school districts in Ontario, Canada and twenty-two US states. Our contracts have an average term of three to eight years, with payments generally made as services are provided from September through June. Compensation under school bus transportation contracts is generally based on a daily rate per vehicle. Contracts generally provide for an annual escalator clause for inflation based on the consumer price index and often provide for additional protection for fuel increases. Approximately 58% of our contracts include some form of protection against fuel increases, including through reimbursement by the school district. The majority of the contracts (representing approximately 97% of the fleet) require the Company to provide vehicles.

As our average contract accounts for less than 1% of contract revenue and our largest contract represents approximately 4% of contract revenue, management believes that the loss of a single contract would not have a material impact on our performance. Since our inception in 1997, we have renewed 1,023 of the approximately 1,100 contracts (including annual contract renewals in New Jersey) that have been up for renewal over that period, including renewals for the 2017-2018 school year. One factor contributing to this high level of retention is that in our rural and suburban areas, school districts tend to extend existing contracts rather than solicit bids from potential replacement contractors, unless applicable law requires otherwise or the school district is dissatisfied with the service of its current school bus transportation contractor. Some districts believe that replacing an existing contractor through a bidding process can result in higher prices than contract extensions due to the significant fleet investment and start-up costs that a replacement contractor requires.

Management attributes our successful contract renewal rate to the following:

•	management’s experience in the student transportation industry;

•	our reputation for passenger safety and providing efficient, on-time service;

•	the preference of school districts, and particularly those in the rural and suburban markets in which we operate, to maintain continuity of service;

•	our success in operating as a local company, including maintaining the local brand, participating in local school programs and emphasizing our commitment to the local community;

•	proactively renegotiating and extending existing contracts before maturity; and

•	operating in states where regulations allow contracts to be extended without mandatory public bids.

Operations

Our operating strategy is to conduct business on a decentralized basis through regional platform operations, as well as to leverage our operating, management and financial infrastructure to create efficiencies. Management has been able to enhance the value of our regional platforms by implementing operating efficiencies in such areas as driver recruitment and training, fleet management, facilities management and vehicle maintenance. As well, we have utilized our national economies of scale for purchasing benefits in fleet procurement, vehicle parts, insurance and safety programs.

We currently operate 152 terminal locations, 16 of which are owned, organized into five regional divisions: East (Connecticut, Florida, Maine, New Hampshire, New Jersey, New York, South Carolina, Rhode Island and Vermont), Pennsylvania, Central (Illinois, Iowa, Minnesota, Missouri, Nebraska, Texas and Wisconsin), West (California, Colorado, Idaho, Oregon and Washington) and Ontario, Canada. These regional platforms have been established in states that are favourable to private contracting of school transportation. Regions are led by regional operating officers, who have overall responsibility for growth and operational performance. The structure enables us to add contracts with minimal increases to our overhead, taking advantage of the inherent operating leverage.

Our executive office in Wall, New Jersey, provides national support to the regions through the consolidation of the accounts payable, treasury and finance functions, and coordination of the legal, insurance, fleet procurement, administration and human resources functions. The senior management team sets our overall strategic direction and leads the execution of our business strategy. The senior management team reviews and approves each of the financial models developed for potential acquisitions, bids and conversions and is directly involved in the negotiation and execution of all acquisitions, bids and conversions. In addition, the senior management team reviews and approves each of the regional divisions’ annual operating plans.

Sales and Marketing

All three levels of our management, including senior management, regional operating vice presidents and local terminal managers, execute sales and marketing functions in our core school bus transportation business. The senior and regional management team consists of industry veterans with an average tenure of 25 years in the school bus transportation industry. The local terminal managers have a deep knowledge of their respective markets and continuously search for potential bid and conversion opportunities. Our senior management team evaluates over 100 acquisitions, bid and conversion opportunities each year, and the team includes our business development staff who, working together with our local management, continuously identifies and explores potential acquisition, bid and conversion targets. Once we complete an acquisition, bid award or conversion, the sales and marketing process then focuses on customer service execution. The regional vice presidents, regional management teams and local terminal managers and employees are all responsible for customer service execution, which is intended to enhance our reputation for quality service and increase the likelihood of contract renewal.

Vehicle Fleet

We operate a fleet of approximately 13,000 school buses, vans and other vehicles as at June 30, 2017. Buses range in size from 7 to 84 passengers, and have an average cost of $77,200. We purchase our buses from quality suppliers such as Navistar International Corp., Freightliner/Thomas Built Buses, General Motors, Collins Bus Corporation, and Blue Bird Corporation. Management believes that the Company’s savings approximate 10% - 15% on vehicle purchases compared to smaller operators, due to a higher volume of annual purchase activity and that our fleet purchasing power is comparable to other national operators.

Our fleet is properly maintained, resulting in lower annual maintenance expenses and reduced capital expenditures. The average age of vehicles in our fleet at June 30, 2017 was 5.8 years. Additionally, our vehicles are subject to inspection by government authorities that ensure our buses comply with the applicable regulations.

Our regional operating density allows us to efficiently deploy our fleet of vehicles, which increases asset utilization and reduces annual vehicle maintenance capital expenditures. We manage our fleet at the regional operating level and are capable of moving equipment within a given region to a large extent. We estimate that we save at least $3.0 million to $5.0 million per year in annual maintenance capital expenditures by re-deploying our bus fleet.

We continue to focus on our managed and leased fleet. As of our most recent fiscal year-end, leased and managed vehicles represented approximately 38% of revenue vehicles. Managed services contracts and leased vehicles require lower up-front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet), resulting in lower annual depreciation expense on an ongoing basis. Conversions usually drive an increase in managed business, as school districts opt for outsourced providers while maintaining ownership of their bus fleet. We have entered into operating lease agreements to lease replacement school vehicles each year since the 2006 – 2007 school year. We intend to review leasing alternatives on an annual basis, based on the economics of the lease financing. While the current lease of vehicles has been an attractive alternative to purchasing due to the low cost of financing, it effectively accelerates expense recognition as lease payments are expensed over the 6 year lease term to a residual value in the 25% to 30% range, as compared to purchased vehicles, which would be depreciated over a period of nine years to 11 years.

Fleet Maintenance Expense

Maintenance of the bus fleet is a critical factor in maximizing service and minimizing the high cost of repairs. These operating expenses are distinct from maintenance capital expenditures, which refer to those expenditures that are required to upgrade existing infrastructure, including the replacement of school buses and vans.

We have a comprehensive preventive maintenance program for our equipment to minimize equipment downtime and prolong equipment life. Programs implemented by us include standard maintenance, regular safety checks, lubrication, wheel alignment and oil and filter changes, all of which are performed on a regularly scheduled basis. Approximately 99% of our fleet is maintained by our trained technicians at 151 of our 152 terminal locations. The remaining buses are maintained by local truck service contractors who adhere to strict state, provincial and federal regulations as well as our standards.

Bus Drivers

The ability to recruit, hire and retain drivers is critical. Drivers generally work less than 1,000 hours a year and generally earn local market wages based on seniority and local wage competition. We believe that we provide competitive driver compensation, as evidenced by what we believe to be a relatively low attrition rate of our drivers. In addition, we generate opportunities for drivers to earn supplemental wages by providing charter or extracurricular assignments. We target homemakers with children in the school system and early retirees as ideal driver candidates. We require our drivers to complete a comprehensive training process to fully satisfy or exceed federal and state regulatory requirements, as well as local contract requirements.

Insurance and Bonding

The Company maintains various forms of liability insurance against claims for bodily injury or property damage. In the U.S., such insurance consists primarily of: (i) automobile and general liability insurance with a primary limit of $5 million per occurrence, subject to a $250,000 retention per occurrence; (ii) automobile and general liability excess insurance with an aggregate limit of $50 million; (iii) statutory workers’ compensation and employers’ liability insurance, subject to a $250,000 retention per occurrence; and (iv) all risk property damage insurance (excluding automobiles) covering replacement value and/or building contents as required by lease terms, subject to a $10,000 deductible per occurrence for most causes of loss. In addition, the Company insures its U.S. vehicles at 100% of full current book (depreciated) value for physical damage, up to an overall sublimit of 90% of book value per location. Auto physical damage coverage is written with the same $250,000 retention per incident as the liability coverage.

In Canada, the Company maintains property insurance on a replacement cost basis, subject to a Cdn $1,000 deductible. Auto liability and commercial general liability coverage each have primary limits of Cdn $10 million, with a shared excess limit of Cdn $10 million. Auto physical damage coverage is based on stated (book) value, subject to a Cdn $1,000 deductible.

In addition to property/casualty insurance programs, the Company maintains coverage for Directors and Officers Liability with an aggregate limit of liability of $40 million and an excess limit of $15 million that is available solely to the individual directors and officers. In the U.S., the Company also carries Employment Practices Liability with limits and coverage terms commensurate with its exposures in these areas.

Where appropriate, the Company maintains current levels of insurance coverage of acquired companies for a transition period before rolling up the acquisition exposures into the Company programs described above. Certain of our customer contracts contain protections against increases in our insurance costs.

Certain of our school bus revenue contracts contain performance or surety bond requirements. These bonds are written by certified surety underwriters with whom we have longstanding relationships. For the 2016-2017 school year, our outstanding performance bonds aggregated $72.7 million, at an annual cost of approximately $0.6 million.

Safety

We have an excellent safety record. We are subject to occupational safety and health regulations in both the U.S. and Canada and have had no material citations or violations. Also, state authorities conduct both scheduled and random inspections of our fleet to ensure that we comply with applicable regulations. We believe that we are in material compliance with all current United States and Canadian federal, state and provincial safety laws and regulations. Management has developed a corporate culture focused on passenger safety and service. In support of this commitment, we employ approximately 390 school bus safety instructors, all certified where required by law. These instructors are responsible for the implementation of safety and training programs. Management believes that our emphasis on passenger safety and service is a major contributor to our success in winning new contracts.

Technology Systems

Management believes that our technology systems and competency in regular and accurate financial reporting amount to a strong competitive advantage. Our enterprise applications are on demand, web and mobile based and delivered securely to employees. Vehicles and other assets are monitored using a fixed asset management system. Our core accounting software package and asset management system are currently hosted by a third party provider.

Throughout the Company, a personnel management system is used to report on and enhance compliance with state and federal driver requirements for safety training, physicals and testing.

The Company historically installed global positioning systems (“GPS”) and mobile surveillance systems on its vehicles as needed or required by customers, however we have started to install GPS on a standard basis for a majority of new fleet units that we deploy. The Company works with multiple routing software platforms when requested or, on a case-by-case basis, we install routing and planning software in locations as needed or as required by customers. In connection with some of our smaller rural and suburban markets, we have determined that routing and mapping tools commonly available on the internet are adequate in certain situations. The Company also utilizes a charter trip management system that automates dispatch and billing.

The Company has utilized multiple vehicle maintenance system platforms at specific locations in the past, however we installed one standard vehicle maintenance system for a majority of our locations. We began the installation of this standard maintenance system in approximately one half of the locations in fiscal year 2015, and converted all locations to this vehicle maintenance system by the end of fiscal year 2016. In addition the Company has engine diagnostic systems in place at our locations, which can be used by technicians to efficiently diagnose vehicle system problems. These systems allow us to utilize our maintenance personnel more efficiently and take advantage of the computerized systems in our vehicles to reduce cost, improve vehicle utilization, and assure compliance to Company and regulatory preventative maintenance programs.

The Company has installed time and attendance (“TAA”) systems at most of the terminal locations as a way of automating the collection of hours worked by employees. The TAA system automates the process of summarizing the data for payroll processing and for various compliance reporting requirements.

Competitive Environment

Generally, the school bus transportation industry awards contracts through a public bidding process, which is often based on the concept of lowest responsible bid. Specifically, in selecting a bid, the school district will consider a variety of factors in addition to cost, including reputation of the bidder, its safety record and quality of service. As we operate primarily in rural and suburban markets, we generally compete with smaller regional companies.

First Group and National Express are the national industry consolidators and have acquired many of the largest private school bus transportation providers over the last decade. Their strategy has been to purchase competitors in various markets, with the elimination of local branding in favour of the national brand already established. This strategy has resulted in a high concentration of their business in urban markets. As a result of the high concentration in urban markets, companies operating in these markets generally experience a higher degree of competitive pricing than those operating in rural and suburban markets. The following chart lists the top ten providers of school bus transportation services in North America:

TOP TRANSPORTATION CONTRACTORS OF 2017

Rank	Company	Fleet Size(1)		Headquartered
1	First Student Inc. (First Group plc)	47,000		Cincinnati, OH
2	National Express LLC	22,000		Warrenville, IL
3	Student Transportation Inc.	13,500		Wall, NJ
4	North American Central School Bus	2,817		Joliet, IL
5	Cook-Illinois Corp.	2,246		Oak Brook, IL
6	George Krapf Jr. & Sons Inc.	1,638		West Chester, PA
7	WE Transport	1,630		Plainview, NY
8 9 9	Sharp Bus Lines Ltd. Lamers Bus Lines North Reading Transportation	1,600 1,430 1,430		Brantford, ON Green Bay, WI Methuen, MA
	Total Top 10	95,291
11-50	Total of Next 40 Operators	23,950
	Total Private Industry	170,000	(2)

Note:

(1)	Source: School Bus Fleet Magazine July 2017.
(2)	Based on an industry total of 510,000 school buses and a one-third market share of the estimated 4,000 private operators.

Capital Expenditures

Our capital expenditures can be categorized into two types: (i) maintenance and (ii) growth or earnings enhancing. Over the last several years we have financed our replacement capital expenditures with borrowings on the Company’s credit facility for the outright purchase of vehicles and through operating lease financing arrangements.

The table below sets forth our historical and average maintenance and growth capital expenditures purchased for the past three fiscal years (in millions of dollars), and the value of the maintenance capital expenditures we have leased over the same time period.

	2017	2016	2015	Average
Maintenance Fleet Purchased	$12.4	$8.4	$6.7	$9.2
Growth Fleet Purchased	$22.1	$58.7	$26.9	$35.9
Total Capital Expenditures	$34.5	$67.0	$33.6	$45
Maintenance Fleet Leased	$39.8	$58.3	$38.7	$45.6
Growth Fleet Leased	$10.5	$22.0	$30.8	$21.1

In fiscal 2017, growth capital expenditures include $0.2 million in investments in new wells in connection with the oil and gas assets.

Proceeds on sale of equipment totaled $5.4 million in fiscal 2017, $2.2 million in fiscal 2016, and $2.1 million in fiscal 2015. Such proceeds are not included in the capital expenditures set forth above.

Maintenance Capital Expenditures

Maintenance capital expenditures include those required to maintain and upgrade existing infrastructure, including the replacement of school buses and vans.

Over the last three years we have deployed replacement fleet and incurred non-vehicle capital expenditures with a gross value of $52.2 million, $66.7 million, and $45.4 million for the 2017, 2016 and 2015 fiscal years, respectively, as set forth in the table above. We have utilized operating lease financing for a portion of the replacement fleet. These leases have six year terms with fixed rates of interest and residual values in the 25% to 30% range. Utilizing operating lease financing for a portion of the replacement fleet provides an alternative source of financing at attractive rates for the Company, while also allowing us to maintain borrowing availability under the credit agreement for financing future additional growth opportunities. We intend to review leasing alternatives on an annual basis, based on the economics of the lease financing. While the current lease of vehicles has been an attractive alternative to purchasing due to the low cost of financing, it effectively accelerates expense recognition as lease payments are expensed over the six year lease term to a residual value in the 25% to 30% range, as compared to purchased vehicles, which would be depreciated over a period of nine years to 11 years.

Growth Capital Expenditures

Growth capital expenditures are those related to new bids and/or new revenue routes, the purchase of new equipment and the expansion of existing infrastructure (i.e., expansion of existing building facilities and/or addition of new facilities and other capital improvements). Growth capital expenditures are intended to increase productivity and cash flows, enhance margins and/or increase capacity.

Over the last three years we have deployed fleet and incurred associated non-vehicle capital expenditures related to growth opportunities (excluding acquisitions) of $32.6 million, $80.7 million, and $57.7 million for the 2017, 2016 and 2015 fiscal years, respectively. These growth expenditures were financed though borrowings on our credit agreement and through operating lease financing arrangements.

Currency Hedging Policy

The Company historically managed its exposure to currency fluctuations through foreign currency exchange contracts (“Forward Contracts”) primarily to mitigate the exchange rate risk on the common share dividends, when such dividends were paid in Canadian dollars. In May 2015, the Company announced that the Board of Directors had approved a change in the currency of the monthly dividend to U.S dollars, effective July 1, 2015. Effective with the announcement, the Company liquidated all of the Forwards Contracts that were outstanding.

The Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the Convertible Debentures interest payments.

The Company prepares its financial statements in U.S. dollars. In connection with the Company’s Canadian operations, approximately 12.8% of the Company’s consolidated income before taxes are incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes.

Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. Revenue and income from operations for the 2017 fiscal year were negatively impacted by approximately $0.2 million and $0.1 million, respectively, related to the change in exchange rates between the Canadian dollar and the U.S. dollar from the 2016 fiscal year to the 2017 fiscal year in connection with the translation of the Company’s Canadian operations into U.S. dollars.

The Company was not required to deposit any collateral with regards to the Forward Contracts. We review our hedging policy on an ongoing basis.

Employees

As at June 30, 2017, we had approximately 15,100 employees, most of whom are employed on a part-time basis. Of these employees, approximately 13,650 are drivers and monitors, approximately 1,250 are employed in operations, maintenance and safety training and approximately 185 are employed in administration. Approximately 23% of the workforce is represented by labour unions. Management believes that the workforce is relatively stable and considers our employee relations to be excellent.

Facilities

We operate a total of 152 terminal locations, sixteen of which are owned. The typical school bus terminal consists of parking spaces for buses, additional space for driver parking, several maintenance bays, a small office and dispatch area and a driver training and rest area. The leased properties range in lease length from month-to-month to 10 years and contain various renewal options. We generally tie our lease terms to the length of the primary local revenue contract, with our leases currently set to expire at various times through 2023. Thirty-six of the terminals are located on school district properties under the terms of our contracts with those customers. In addition, we lease over twenty parking-only sites and ten office locations. Rental expenses were $15.4 million for the twelve months ended June 30, 2017.

Environmental

Our facilities and operations are subject to extensive and constantly evolving federal, state, provincial and local environmental and occupational health and safety laws and regulations, including requirements relating to air emissions, storage and handling of chemicals and hazardous substances, vehicle fuelling and maintenance, wastewater and storm water discharge, ownership and operation of Underground Storage Tanks (“USTs”) and cleanup of contaminated soil and groundwater. We have taken into account the requirements of such environmental laws in the improvement, expansion and start-up of our facilities. We typically conduct Phase I environmental assessments of most terminals prior to occupying them, and upon entering into a lease of any terminal, we typically obtain an indemnity from the landlord in regard to any pre-existing environmental liabilities, contamination or compliance obligations that relate to the period prior to our occupancy. USTs are located and operated at five of our properties. Under applicable environmental laws, we could be potentially responsible for cleanup of contamination at owned or leased facilities caused by our operation or, potentially, by the past operations of others. Although we do not expect significant environmental liabilities or compliance or cleanup obligations, there can be no assurance that such liabilities and/or obligations will not increase in the future or have a material adverse effect on operations at such facilities.

Regulatory Environment

We are subject to a wide variety of federal, state, provincial and municipal laws in the U.S. and Canada concerning vehicle standards, equipment maintenance, the qualification, training and testing of employees and the qualification and maintenance of operating facilities.

In the U.S., our vehicles are subject to federal motor vehicle safety standards established by the National Highway Traffic Safety Administration (“NHTSA”), a division of the U.S. Department of Transportation pursuant to the National Traffic and Motor Vehicle Safety Act (1966). Specific standards are promulgated by the NHTSA with regard to school buses pursuant to the School Bus Safety Amendments passed in 1974. Our vehicles are also subject to the laws and regulations of each state in which we operate, which are often more stringent than applicable federal requirements.

The Commercial Motor Vehicle Safety Act of 1986 requires drivers of commercial vehicles, including school buses, to obtain a Commercial Driver’s License. Many states have additional licensing requirements for subclasses of drivers such as school bus drivers. Under regulations enacted at some of the state and/or local levels, our school bus drivers are required to complete certain minimum basic training and follow-up refresher classes annually. Pursuant to regulations promulgated by the U.S. Department of Transportation under the Drug Free Workplace Act of 1988, U.S. personnel in safety-sensitive positions are required to undergo pre-employment drug and alcohol testing and we are required to conduct random testing for drug and/or alcohol abuse. Similar drug and alcohol abuse testing is also required under various state laws. In addition, all U.S. personnel in contact with student passengers must submit to state-mandated sensitive-sector background checks. The Surface Transportation Board governs interstate movements of school buses and the Federal Highway Administration regulates the licensing of all school bus carriers conducting interstate commerce. Certain states require contractors to obtain operating permits to carry on intra-state business.

In Canada, our operations in Ontario are subject to provincial motor vehicle safety, licensing and driver operation standards established by the Ontario Ministry of Transportation under the Highway Traffic Act and the Provincial Offences Act. Ontario law also requires bus companies which provide charter trips to obtain a Public Vehicle Operating Licence from the Ontario Highway Transport Board, under the Public Vehicles Act. Our Ontario operations are also subject to workplace safety laws including the Workplace Safety and Insurance Act and the Occupational Health and Safety Act.

Oil and Gas Portfolio

On June 30, 2017, the Issuer completed the sale of the remaining non-material assets of its subsidiary Canadex Resources Inc., including its non-operating interests in oil and gas properties.

In connection with the acquisition of Canadex on January 18, 2008, the Company acquired an energy portfolio which includes non-operating interests in oil and gas properties which are jointly owned with others. Earnings of the acquired energy portfolio were included in the Company’s results of operations from the acquisition date through the date of sale. The Company used the full-cost method of accounting to determine the capitalized cost, whereby all direct expenditures related to the acquisition, exploration and development of oil and gas properties were capitalized. Capitalized costs included the cost of land acquired or leased, intangible drilling costs such as those for equipment, casing and attachments and completion costs as well as re-completion costs on both productive and non-productive wells. These costs, net of salvage values, were accumulated in a single cost center and were depleted and amortized using the units-of production method. Natural gas reserves and production were converted, at a ratio of six thousand cubic feet of natural gas to one barrel of oil, for depletion and depreciation purposes. The Company had not capitalized any of its own administrative or interest costs and accounts for these costs as expenses during the year. The oil and gas portfolio was a non-core operation that represented approximately 0.25% of the Company’s overall revenues on an annual basis prior to the sale. While the oil and gas portfolio represented only 0.25% of the Company’s overall revenues, the cash generated by the oil and gas portfolio provided the Company with an economic hedge against market price exposure of fuel used in the school bus transportation operations.

THE ISSUER

Description of Common Shares and Share Capital of the Issuer

Share Capital of STI

The authorized share capital of STI consists of an unlimited number of common and preferred shares. As at June 30, 2017, no preferred shares and 94,631,743 Common Shares were issued and outstanding. See “The Issuer – Description of Common Shares”.

Holders of Common Shares of STI are entitled to receive dividends as and when declared by the board of directors and are entitled to one vote per Common Share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of STI, the holders of Common Shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities. The Common Shares are not redeemable or convertible.

The Debentures

On June 7, 2011, pursuant to a bought deal, the Issuer issued $60 million principal amount of 6.25% US convertible subordinated unsecured debentures due June 30, 2018. The 6.25% US Debentures paid interest semi-annually in arrears on June 30 and December 31 of each year commencing on December 31, 2011. Each $1,000 principal amount of 6.25% US Debentures was convertible into Common Shares at the option of the holder into 105.2632 Common Shares, representing a conversion price of $9.50. The 6.25%

US Debentures were not be redeemable on or before June 30, 2015. On and after July 1, 2015, but prior to June 30, 2016, the 6.25% US Debentures were redeemable, in whole or in part, from time to time, at the option of the Issuer on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to the principal amount thereof plus accrued and unpaid interest up to but excluding the redemption date, provided that the weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2016, and prior to maturity, the Issuer may redeem the 6.25% US Debentures, in whole at any time or in part from time to time, on not more than 60 days and not less than 30 days prior, at a redemption price equal to the principal amount of the 6.25% US Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, up to but excluding the Redemption Date. The terms of the 6.25% US Debentures are set forth in a trust indenture dated as of June 7, 2011. The net proceeds of approximately $57 million (after commissions and fees) were used to repay indebtedness under the Issuer’s credit facilities and for general corporate purposes. For a complete description of the terms of the 6.25% US Debentures, see the trust indenture dated June 7, 2011, between the Issuer and Computershare Trust Company of Canada, a copy of which can be obtained at www.sedar.com or www.sec.gov.

On August 23, 2016, the Issuer announced that it called for the early redemption and settlement of the 6.25% US Debentures due June 30, 2018. During fiscal year 2016 (prior to the redemption date), $0.1 million of the 6.25% US Debentures were converted into 6,736 common shares. On September 19, 2016, the Company redeemed the remaining $59.9 million of 6.25% US Debentures, plus accrued interest, in cash in accordance with the trust indenture dated June 7, 2011 between the Issuer and Computershare Trust Company of Canada governing the 6.25% US Debentures.

On November 12, 2013, pursuant to a bought deal, the Issuer issued Cdn $75 million principal amount of 6.25% convertible unsecured subordinated debentures due June 30, 2019. The 6.25% Canadian Debentures pay interest semi-annually in arrears on June 30 and December 31 of each year commencing on June 30, 2014. Each Cdn $1,000 principal amount of 6.25% Canadian Debentures is convertible into Common Shares at the option of the holder of the 6.25% Canadian Debentures into 110.4972 Common Shares, representing a conversion price of Cdn $9.05. The 6.25% Canadian Debentures were not redeemable on or before June 30, 2017. On and after June 30, 2017, but prior to June 30, 2018, the 6.25% Canadian Debentures will be redeemable, in whole or in part, from time to time, at the option of the Issuer on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to the principal amount thereof plus accrued and unpaid interest up to, but excluding the redemption date, provided that (i) the weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price. On and after June 30, 2018 but prior to June 30, 2019, the 6.25% Canadian Debentures will be redeemable, in whole or in part, from time to time, at the option of the Issuer on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to the principal amount thereof plus accrued and unpaid interest up to but excluding the redemption date. The terms of the 6.25% Canadian Debentures are set forth in a trust indenture dated as of November 12, 2013. The net proceeds of Cdn $72 million (after commissions and fees) were used to repay indebtedness under the Issuer’s credit facilities and for general corporate purposes. For a complete description of the terms of the 6.25% Canadian Debentures, see the trust indenture dated November 12, 2013 between the Issuer and Computershare Trust Company of Canada, a copy of which can be obtained at www.sedar.com.

On August 16, 2016, pursuant to a bought deal, the Issuer issued Cdn $85 million principal amount of 5.25% convertible unsecured subordinated debentures due September 30, 2021. The 5.25% Canadian Debentures pay interest semi-annually in arrears on March 31 and September 30 of each year commencing on March 31, 2017. Each Cdn $1,000 principal amount of 5.25% Canadian Debentures is convertible into Common Shares at the option of the holder of the 5.25% Canadian Debentures into 106.9519 Common Shares, representing a conversion price of Cdn $9.35. The 5.25% Canadian

Debentures will not be redeemable on or before September 30, 2019. On and after September 30, 2019, but prior to September 30, 2020, the 5.25% Canadian Debentures will be redeemable, in whole or in part, from time to time, at the option of the Issuer on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to the principal amount thereof plus accrued and unpaid interest up to, but excluding the redemption date, provided that (i) the weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2020 but prior to September 30, 2021, the 5.25% Canadian Debentures will be redeemable, in whole or in part, from time to time, at the option of the Issuer on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to the principal amount thereof plus accrued and unpaid interest up to but excluding the redemption date. The terms of the 5.25% Canadian Debentures are set forth in a trust indenture dated as of August 16, 2016 between the Issuer and Computershare Trust Company of Canada (the “5.25% Canadian Debenture Indenture”). The net proceeds of approximately Cdn $80.9 million (after commissions and fees) were used to repay indebtedness under the Issuer’s credit facilities, which were then available to be drawn to fund the redemption of the outstanding 6.25% US Debentures, and for general corporate purposes. For a complete description of the terms of the 5.25% Canadian Debentures, see the 5.25% Canadian Debenture Indenture, a copy of which can be obtained at www.sedar.com.

The 6.25% US Debentures, 6.25% Canadian Debentures, and 5.25% Canadian Debentures are collectively referred to herein as the “Debentures”.

The Issuer may elect, subject to applicable regulatory approval, to issue and deliver Common Shares of the Issuer to the indenture trustee under the applicable indenture governing the 6.25% Canadian Debentures and 5.25% Canadian Debentures to sell in the open market, to satisfy the Issuer’s obligation to pay interest on the 6.25% Canadian Debentures and 5.25% Canadian Debentures on each interest payment date. The holders of the 6.25% Canadian Debentures and 5.25% Canadian Debentures will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such Common Shares.

The Issuer must commence, within 30 days of a Change of Control (as defined in the applicable indentures governing the Debentures), an offer to purchase all of the Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Debentures, plus accrued and unpaid interest thereon.

Dividend Policy

STI will pay dividends on the Common Shares (if declared) on the 15th day of each month (or the next business day, if such day is not a business day) to holders of record at the close of business on the last business day of the preceding month. Dividends are paid to the extent declared in advance by STI’s board of directors and permitted by applicable law. The board of directors currently approves, and the Company announces, dividends on a quarterly basis. STI has currently adopted a dividend policy that contemplates an annual dividend of approximately US $0.44 per Common Share. On May 8, 2015, the board of directors approved a change in the currency of the monthly dividend to U.S. dollars, effective July 1, 2015, with the first US dollar dividend payable August 17, 2015 (the “July 2015 Dividend”) to holders of record on July 31, 2015. Prior to the July 2015 Dividend, the historical annual dividend under the dividend policy was approximately Cdn. $0.55642 per Common Share.

STI will generally declare dividends of its available cash after satisfying its debt service obligations under any credit facilities or other agreements with third parties, if any, satisfying its other expense obligations, including withholding and other applicable taxes, and retaining reasonable reserves as may be considered appropriate by its board of directors.

The board of directors of STI may, in its discretion, modify or repeal STI’s current dividend policy. No assurances can be made that STI will pay dividends at the level contemplated in the future or at all.

Dividends paid to the Holders of Common Shares

Dividends on the Common Shares are paid on the 15th of each month (or the next business day, if such day was not a business day) to holders of record at the close of business on the last business day of the preceding month. On July 15, 2017, STI celebrated the payment of its 150th consecutive dividend. Monthly dividends for the three most recently completed fiscal years, rounded to five decimal places, were as follows:

Dividend Per Common Share (US$)
Fiscal 2017
July 2016	0.03667
August 2016	0.03667
September 2016	0.03667
October 2016	0.03667
November 2016	0.03667
December 2016	0.03667
January 2017	0.03667
February 2017	0.03667
March 2017	0.03667
April 2017	0.03667
May 2017	0.03667
June 2017	0.03667

Total Fiscal 2017 Dividends	0.44004

	Dividend Per Common Share (US$)
Fiscal 2016
July 2015	0.03589	[1]
August 2015	0.03667
September 2015	0.03667
October 2015	0.03667
November 2015	0.03667
December 2015	0.03667
January 2016	0.03667
February 2016	0.03667
March 2016	0.03667
April 2016	0.03667
May 2016	0.03667
June 2016	0.03667

Total Fiscal 2016 Dividends	0.43926

(1)	Dividend of Cdn. $0.04637 converted into US$.

Dividend Per Common Share (Cdn. $)
Fiscal 2015
July 2014	0.04637
August 2014	0.04637
September 2014	0.04637
October 2014	0.04637
November 2014	0.04637
December 2014	0.04637
January 2015	0.04637
February 2015	0.04637
March 2015	0.04637
April 2015	0.04637
May 2015	0.04637
June 2015	0.04637

Total Fiscal 2015 Dividends	0.55644

On May 11, 2015, the Company announced that, effective July 1, 2015, all dividends will be paid in U.S. dollars, with the first US dollar dividend payable August 17, 2015 to holders of record on July 31, 2015.

Dividend Reinvestment Plan

The Issuer established a dividend reinvestment plan (the “Plan”) in May 2009 to enable eligible shareholders of the Issuer to reinvest dividends on their Common Shares to acquire additional Common Shares of the Issuer. The Common Shares issued under the Plan are issued directly from the treasury of STI at a price based on the volume weighted average of the closing price of the Common Shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount. Pursuant to the Plan, the Issuer issued 439,388 Common Shares during the fiscal year ended June 30, 2017, which have an approximate value of $2.4 million.

Cash Available for Distribution

The Company distributes a significant portion of its free cash flows from operations to holders of its common shares. The Company believes that cash available for distribution provides one useful measure for evaluation of the Company’s performance as it outlines the net cash flow generated by the Company which is available for distribution in the period and sustainable for the next periods.

Cash available for distribution is a non-GAAP measure and is not intended to be representative of cash flow or results of operations determined in accordance with US GAAP. Investors are cautioned that cash available for distribution, as calculated by the Company, is unlikely to be comparable to similar measures used by other issuers.

Cash available for distribution has been prepared by management using reasonable and supportable assumptions, all of which reflect the Company’s planned courses of action given management’s judgment about the most probable set of economic conditions. However, actual results may differ, perhaps materially from the assumptions made, and readers are cautioned not to place undue reliance on the calculations. The major differences between cash available for distribution and cash provided by operating activities as reported in the Company’s financial statements are: (a) changes in non-cash working capital items, (b) changes in other assets and liabilities, (c) cash interest expense, (d) net maintenance capital expenditures purchased, (e) dividends on Class B common shares, (f) net realized foreign currency gains or losses, and (g) cash taxes. Maintenance capital expenditures purchased primarily represent the amounts spent on replacement vehicles by the Company to maintain the current revenue contract base in place.

	FY17	FY16
Adjusted EBITDA*	$125,603	$117,136
Less:
Total cash interest expense (a)	(15,114)	(13,065)
Operating lease expense payments	(41,414)	(36,774)
Class B Series Three dividend payments	(645)	(875)
Class B Series Three share repurchases (b)	(155)	(651)
NCIB common stock repurchases (c)	—	(2,284)
Foreign currency loss	(30)	(1,147)
Cash taxes paid, net of refunds	(2,608)	(228)
Replacement capital spending, net (d)	(6,973)	(6,217)
Oil and gas investments in wells	(197)	(375)

Cash Available for Distributions	$58,467	$55,520

Total Cash Dividends on Common Shares	$38,458	$37,873

Payout Ratio - Cash Dividends divided by Cash Available	65.8%	68.2%

Notes:

(a)	Represents total interest expense less non-cash interest expense recorded for fiscal year.
(b)	Excludes $2.3 million in Class B Shares repurchased in anticipation of the Share Exchange. The Issuer issued 2,282,104 Common Shares (value of $12.7 million) in exchange for all of the remaining outstanding Class B Shares as of February 23, 2017 in connection with the Share Exchange in a non-cash transaction. See “General Development of the Business”.
(c)	Excludes $23.5 million block trade purchase and cancellation of five million SNCF-P common shares on April 11, 2016. See “General Development of the Business”.
(d)	Includes $2.7 million proceeds on sale of oil and gas assets in June 2017. See “General Development of the Business”.

*	Adjusted EBITDA is a non-GAAP financial measure, but management believes it is also a useful in measuring the Company’s performance. Investors are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with US GAAP as an indicator of the Company’s performance or as a measure of its liquidity and cash flow. The Company’s method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company’s non-GAAP measures may not be comparable to similarly titled measures used by other issuers. The Company provides a reconciliation of net income to Adjusted EBITDA in its annual fiscal year results of operations press release.

STA HOLDINGS

Capital of STA Holdings

Authorized Capital

The authorized capital of STA Holdings consists of 1,200,000 Class A Shares, 873,000 Class B-1 Shares, 718,345 Class B-2 Shares, 3,710,693 Class B-3 Shares, 2,000,000 Class C common shares and 250,000 Preferred Shares.

Consolidation

During 2008, the aggregate number of issued Class A Shares and Preferred Shares had increased over time to an amount approaching 50,000,000 shares. Management and the board of STA Holdings determined that the number of shares should be reduced for administrative reasons. Accordingly, on November 21, 2008 the board of STA Holdings approved an amendment to STA Holdings’ Charter to consolidate both the Class A Shares and the Preferred Shares on a 1 for 100 basis (the “Consolidation”), resulting in the issuance of one post-Consolidation share for every 100 pre-Consolidation shares outstanding.

Prior to the Consolidation, the Class A Shares effectively “mirrored” the Issuer’s publicly traded common shares, such that on any given dividend payment date the dividend paid on a common share of the Issuer was the same as the dividend paid on a Class A Share. In connection with the Consolidation, and in order to preserve the continuity of the relative rights among classes of shares, STA Holdings’ Charter was amended to provide that the liquidation value of a Preferred Share is Cdn. $384.70 (100 times the initial liquidation value of such shares). The amended Charter further provides that, with respect to (a) the computation of dividends, (b) the exercise of voting rights and (c) the computation of liquidation rights, each Class A Share is deemed to be equal to 100 shares of all other classes of common stock of STA Holdings.

For the purposes of effectively comparing the Class A Shares and the Preferred Shares with the rest of the capital stock of STA Holdings, the discussion in this section titled “STA Holdings” disregards the Consolidation (and should be read as though the authorized number of Class A and Preferred Shares were actually 120,000,000 and 25,000,000, respectively).

Issued Capital

As at June 30, 2017, the issued capital of STA Holdings consists of only one share class; STI owns all of the Class A Shares (representing a 100% interest in STA Holdings). No Class B-1, Class B-2, Class B-3 Shares, Class C common shares or Preferred Shares are issued and outstanding.

Class A Shares

The following section should be read in conjunction with, and is qualified by, the discussion under “Capital of STA Holdings – Consolidation”.

Each Class A Share carries one vote on all matters to be voted on at all meetings of shareholders. Holders of Class A Shares are entitled to receive dividends, as and when declared by the board of directors. In the event of the liquidation, dissolution or winding-up of STA Holdings or other distribution of assets of STA Holdings among shareholders for the purpose of winding-up its affairs, the holders of Class A Shares shall be entitled to share rateably with the holders of Class B Shares and Class C Shares in the remaining assets available for distribution, after payment of liabilities, including the portion of the amounts owing on the Class B-1 Shares, Class B-2 Shares and the Class C Shares that are preferential to payments on the Class A Shares, as described below.

Class B Shares and Class C Shares

The following section should be read in conjunction with, and is qualified by, the discussion under “Capital of STA Holdings – Consolidation”.

The holders of Class B-1 Shares, Class B-2 Shares and Class C Shares were entitled to one vote per share on all matters to be voted on at all meetings of shareholders. As of June 30, 2014 (and subsequently thereafter) there were no Class B-1 Shares or Class C Shares outstanding. As of June 2015 (and subsequently thereafter) and March 2017 (and subsequently thereafter), there were no Class B-2 Shares or Class B-3 Shares outstanding, respectively. In May 2015, the Company exchanged all of the remaining Class B-2 Shares for Class B-3 Shares, based on the fair market value of each class of shares. This non-cash exchange resulted in approximately 1.57 Class B-3 Shares being issued for each Class B-2 Shares outstanding. As of June 30, 2015 (and subsequently thereafter), there were no Class B-2 Shares outstanding.

On November 8, 2016, the Issuer’s shareholders approved two items of special business at the Issuer’s 2016 Annual and Special Meeting of shareholders. The first item related to the approval of a new Performance Share Grant Plan of the Issuer (the “New PSG Plan”). The New PSG Plan will replace the EIP originally set up at the STA Holdings level. Under the New PSG Plan, participants will be eligible to receive performance share grant units of the Issuer (“PSG Units”) that are redeemable for Common Shares. The vesting of PSG Units will be based entirely upon the achievement of multiple pre-defined performance measures and, except in certain prescribed circumstances, the PSG Units will vest over a three-year period. The first grant of PSG Units is expected to occur in the 2018 fiscal year. The second item related to the approval of the issuance by the Issuer of up to 2.7 million Common Shares to the holders of Class B-3 Shares of STA Holdings in exchange for all of the issued and outstanding Class B-3 Shares. On February 23, 2017, the Issuer issued 2,282,104 Common Shares in exchange for all of the outstanding Class B-3 Shares. Following the Share Exchange, all of the outstanding Class B-3 Shares were cancelled, and the Issuer owns 100% of the equity securities of STA Holdings.

The holders of Class B-3 Shares were entitled to one vote per share on all matters to be voted on at all meetings of shareholders. The holders of the Class B-3 Shares were entitled to receive, as and when declared by the board of directors of STA Holdings, dividends approximately equivalent to the dividends per share to which holders of the Class A Shares are entitled. Dividends on the Class B-3 Shares were paid on a monthly basis in U.S. dollars on the 15th day of the following month (or next business day if such day is not a business day).

No Class B-1 Shares, Class B-2 Shares, Class B-3 Shares or Class C Shares are issued and outstanding. On December 22, 2006, the Company repurchased for cancellation all of the Class B-1 Shares of STA Holdings. In May 2015, the Company exchanged all of the remaining Class B-2 Shares for Class B-3 Shares, based on the fair market value of each class of shares as discussed above. On February 23, 2017, in connection with the Share Exchange, all of the outstanding Class B-3 Shares were redeemed and cancelled.

Preferred Shares

The following section should be read in conjunction with, and is qualified by, the discussion under “Capital of STA Holdings – Consolidation”.

As of December 21, 2009, all Preferred Shares of STA Holdings, which were 100% owned by STA ULC, were redeemed as part of STA ULC redeeming for cash all of the outstanding Notes originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure. Thus there are no Preferred Shares issued or outstanding. The Preferred Shares consist of 25,000,000 authorized shares designated as Preferred Shares. The holders of the Preferred Shares would be entitled to receive, as and when declared by the board of directors of STA Holdings, out of the assets of STA Holdings, fixed cumulative preferential cash dividends at the rate of 14.01% or approximately Cdn. $0.5390 per share, per annum in addition to any dividends in excess of such preferential dividend declared by the board of directors of STA Holdings from time to time in its sole discretion. Dividends would be paid on an annual basis in Canadian dollars at the end of each year, but would accrue on a daily basis.

Except as otherwise required by law, the holders of Preferred Shares do not have any voting rights. Holders of Preferred Shares may cause STA Holdings to redeem, or STA Holdings may redeem, in either case at any time, all or any of the outstanding Preferred Shares for an amount equal to Cdn. $3.847. The figures in this paragraph disregard the Consolidation discussed above.

Distribution Policy

The board of directors of STA Holdings has adopted a policy to distribute a majority of its available cash, subject to applicable law and the terms of the Fourth Amended and Restated Credit Agreement, and any other then outstanding indebtedness by way of monthly dividends and/or loans on any of its common shares, Preferred Shares or other distributions on its securities, after:

•	satisfaction of its debt service or other obligations, if any, under credit facilities or other agreements with third parties;

•	satisfaction of its interest and other expense obligations, including any applicable taxes;

•	making any redemptions in respect of any Preferred Shares; and

•	retaining reasonable working capital or other reserves as may be considered appropriate by the board of directors of STA Holdings.

Distributions in respect of and dividends on the common shares and Preferred Shares of STA Holdings will be paid on the 15th day of each month (or the next business day if such day is not a business day).

Dividend payments are not mandatory or guaranteed. The board of directors of the Company may, in its discretion, amend or repeal its dividend policies in respect of its common shares. The Company’s board of directors may decrease the level of dividends provided for in each dividend policy in respect of its common shares or discontinue entirely the payment of dividends in respect of its common shares.

DIRECTORS, OFFICERS AND MANAGEMENT

STI

Directors of STI

STI’s articles of incorporation provide for a minimum of 3 and a maximum of 20 directors. The STI board consists of eight directors. The directors of STI are Irving Gerstein, George Rossi, David Scopelliti, Victor Wells, Ken Needler, Wendi Sturgis, Barbara Basney and Denis Gallagher. Irving Gerstein, George Rossi, David Scopelliti, Ken Needler, Wendi Sturgis, Barbara Basney and Victor Wells are, for regulatory purposes, independent from STI. Denis Gallagher, the chief executive officer of STI and the Company, serves as the chairman of the STI board and Irving Gerstein serves as its independent lead director, in which capacity he is responsible for reviewing and commenting on the agenda for directors’ meetings, acting as a liaison between the independent directors and management, leading independent sessions of the independent directors and chairing STI’s annual meeting.

The term of office for each of the directors expires at the time of the next annual meeting of shareholders of STI. Directors will be elected at each annual meeting of shareholders of STI. A director may be removed by a resolution passed by a majority of the shareholders or may resign. The vacancy created by the removal of a director must be filled at the shareholder meeting at which he or she was removed. A vacancy not so filled at a shareholder meeting, or created by the resignation of a director, may be filled by a quorum of the remaining directors. A quorum for meetings of directors is a majority of the directors. If there is no quorum of directors, a special shareholder meeting must be called to fill vacancies.

The directors are required to supervise the activities and manage the affairs of STI, including acting for, voting on behalf of and representing STI as a holder of common shares in the Company.

Committees of the Board of Directors

Audit Committee

STI has an audit committee that is comprised of George Rossi (Chair), Victor Wells, Irving Gerstein and David Scopelliti, all of whom are, for regulatory purposes, independent directors. The audit committee is responsible for the oversight and supervision of the accounting and financial reporting practices and procedures of STI, the adequacy of internal accounting controls and procedures, and the quality and integrity of financial statements of STI. The independent auditors of STI report directly to the audit committee. In addition, the audit committee is responsible for directing the auditors’ examination of specific areas and for recommending to the board of directors the selection of independent auditors of STI.

Compensation, Nominating and Governance Committee

The compensation, nominating and governance committee (the “CNG Committee”) of STI, which currently consists of Irving Gerstein (Chair), Kenneth Needler, Victor Wells and David Scopelliti (all of whom are independent directors), is required to consist of not fewer than three directors, a majority of whom are independent from STI and the Company. The CNG Committee is charged with responsibility for: (i) establishing procedures for the identification of the nominees to the board of directors, (ii) recommending to the board of directors of STI and the Company nominees to the board for the next annual meeting of shareholders and nominees for each committee of the board, (iii) assessing directors on an ongoing basis, (iv) assessing the effectiveness of the board of directors of STI and the Company as a whole, the committees of the board of directors of STI and the Company and the contribution of each individual director, (v) developing and implementing orientation procedures for new directors, (vi)

advising on, and oversight of, the Company’s compensation programs generally, including the provision of pension benefits; and (vii) developing and monitoring the approach of STI and the Company to governance issues applicable to STI and the Company and the operations and people within its wholly-owned corporate group.

Compensation Committee of STA Holdings

STA Holdings has a Compensation Committee, formed in 2007 upon approval of the board of the Issuer. The committee consists of two of the three directors of STA Holdings: Mr. Scopelliti (Chair) and Mr. Wells, each of whom is also a member of the CNG Committee. The Compensation Committee reports to, and takes direction from, the CNG Committee and the entire board of the Issuer as to its activities.

Innovation and Technology Committee Description

The Innovation and Technology Committee (the “ITC”) was formed on May 6, 2014. The purpose of the ITC is to provide understanding, clarification and validation to the board on the fundamental technological and strategic direction of new ventures and major investment projects within the Company in order to enhance shareholder value. Innovation and technology are key contributors to the Company’s long-term competitiveness and profitability. The committee currently consists of Ms. Sturgis (Chair) and Ms. Basney.

Disclosure

The board of directors is responsible for adopting and, upon the advice of the Chief Executive Officer and Chief Financial Officer of STI, periodically reviewing and updating the written disclosure policy for STI and its subsidiaries. This policy, among other things:

•	articulates the legal obligations of STI, its affiliates and their respective directors, officers and employees with respect to confidential information;

•	identifies spokespersons of STI, who are the only persons authorized to communicate with third parties such as analysts, media and investors;

•	provides guidelines on the disclosure of forward looking information;

•	requires advance review by senior executives of any selective disclosure of financial information to ensure that the information is not material, to prevent the selective disclosure of material information, and to ensure that if selective disclosure does occur, a news release is issued immediately; and

•	establishes “black-out” periods immediately prior to and following the disclosure of quarterly and annual financial results and immediately prior to the disclosure of certain material changes, during which periods the Issuer, its subsidiaries and its directors, managers, officers, employees and consultants may not purchase or sell Common Shares, Debentures or other securities of STI or its subsidiaries (including securities exchangeable for or convertible into Common Shares or Debentures).

Remuneration of the Directors

During the 2017 fiscal year, compensation for non-management directors of the Issuer and STA Holdings was as follows: an annual retainer of $80,000, of which not more than 50% will be paid in cash. The non-management directors have the ability to elect to receive 100% of the annual retainer in DSU grants (as defined below), however they must elect at least 50% in DSUs (as defined below). The annual retainer of $80,000 is inclusive of attendance fees for up to six combined board / committee sessions attended in person per year, and up to six individual committee meetings attended by phone each year. Meetings held in excess of these levels are compensated in cash as per the previous structure. The lead director received an additional $15,000 per year as compensation for his duties as lead director and for chairing a committee, the Audit Committee Chair received an additional $15,000 per year, the Compensation Committee chair received an additional $5,000 per year and the Innovation and Technology Committee chair received an additional $5,000 per year.

Directors are also reimbursed for out-of-pocket expenses for attending board and committee meetings. Directors may elect to receive some or all of their fees pursuant the DSU Plan, as described below. The directors also participate in the insurance arrangements described below under “Insurance Coverage for STI and Related Entities and Indemnification”.

The Board of Directors has adopted a mandatory Director Share Ownership Policy in order to further align the interests of the Issuer’s independent Directors with the long-term interests of the Shareholders. The Policy, provides that all independent directors are required to acquire (and thereafter maintain ownership of) common share equity, which will include Notional Shares (as defined below) under the Issuer’s DSU Plan, with a fair market value equal to a minimum of US$150,000 within a period of three (3) years from the date of adoption of the policy or, in the case of new directors appointed later, three (3) years from the date of their respective appointments. For purposes of the policy, share ownership includes any shares owned, directly or indirectly, by a director or his or her immediate family members or held by such person or his or her immediate family members as part of a tax or estate plan, and DSUs issued under the DSU Plan. For purposes of determining compliance with the policy, the value of a share means an assumed per share value based on the average of the closing price of a Common Share on the last trading day of each of the previous four fiscal quarters, adjusted to USD currency if necessary to match the US$150,000 requirement. The above policy was adopted in June 2015 and was re-affirmed in September 2017, subject to review in June of 2019.

In fiscal 2007, the board of directors of the Issuer established a Deferred Share Unit Plan (“DSU”) for the non-management directors of the Issuer. Under the plan, a director is entitled to participate in the plan to the extent of fees earned during the year. For fees elected by directors to be deferred under the plan, an amount shall be credited under the plan in the form of notional shares representing the estimated fair value, as determined by the Issuer, of the common shares of the Issuer (the “Notional Shares”) allocated to the participant’s DSU account. If the director continues to serve, dividends will accrue on the Notional Shares consistent with amounts declared by the board on the common shares of the Issuer and be credited to the participant’s DSU account. Amounts deferred under the DSU and accrued dividends earned thereon are immediately vested, and can be redeemed only when a director no longer serves on the board of directors of the Issuer or upon a change in control (as defined in the DSU Plan).

Executive Management

STI has three officers. Mr. Denis Gallagher is the Chairman and Chief Executive Officer, Mr. Patrick Walker is Executive Vice President and Chief Financial Officer and Mr. Patrick Vaughan is Chief Operating Officer. Primary responsibility for managerial and executive oversight of the business of STI’s subsidiaries is delegated to and discharged by the Company.

The following table sets out the name, jurisdiction of residence, month appointed and principal occupation of the directors of STI. The table also sets out the name, jurisdiction of residence, and position(s) with the Company, of the executive officers of the Company:

Name and Municipality of Residence	Position(s)	Director Since	Principal Occupation if not with the Company

IRVING GERSTEIN(1)(2) Ontario, Canada	Lead Director	October 2004	Corporate Director

GEORGE ROSSI(2) Quebec, Canada	Director	October 2004	Corporate Director

DAVID SCOPELLITI(1)(2)(3) Connecticut, U.S.A.	Director	October 2004	Chief Executive Officer Alcentra Capital Corporation (NASDAQ: “ABDC”) and Managing Director and Chief Investment Officer of Alcentra NY, LLC, a subsidiary of The Bank of New York Mellon Corporation

VICTOR WELLS(1)(2)(3) Ontario, Canada	Director	September 2006	Corporate Director

KENNETH B. NEEDLER(1) Ontario, Canada	Director	September 2004	Corporate Director

WENDI STURGIS(4) New York, U.S.A	Director	December 2013	Executive Vice President of Enterprise Sales and Services, Yext, Inc.

BARBARA BASNEY(4) Connecticut, U.S.A	Director	November 2014	Vice President, Global Brand, Advertising and Media, Xerox Corp.

DENIS J. GALLAGHER New Jersey, U.S.A.	Director, Chairman and Chief Executive Officer	September 2004	—

PATRICK J. WALKER New Jersey, U.S.A.	Executive Vice President and Chief Financial Officer	—	—

PATRICK VAUGHAN Massachusetts, U.S.A.	Chief Operating Officer	—	—

JOHN DIMAIOLO New Jersey, U.S.A.	Chief Accounting Officer	—	—

PAULA ALTIERI New Jersey, U.S.A.	Vice President of Corporate Finance	—	—

(1)	Member of compensation, nominating and governance committee of STI.
(2)	Member of audit committee of each of STI and STA Holdings.
(3)	Member of the compensation committee of STA Holdings.
(4)	Member of the innovation and technology committee of STI.

As of September 15, 2017, the directors and executive officers as a group beneficially own, directly or indirectly, 2,162,368 Common Shares, representing approximately 2.3% of the issued and outstanding Common Shares of STI.

Directors’ Equity Ownership Policy

The board of Directors of the Issuer adopted a mandatory policy requiring all the Issuer’s directors to acquire and hold at least $150,000 in fair market value of securities of the Issuer, which include Notional Shares (as defined above under “Remuneration of the Directors”) granted under the DSU. The board’s policy encourages accumulation of such holdings to take place during a phase-in period of three years after the appointment of any new director (see “Remuneration of the Directors”).

Biographies

Irving Gerstein, C.M., O.Ont: The Honourable Irving R. Gerstein has been a director of the Company since 2004. Mr. Gerstein is a Member of the Order of Canada, a Member of the Order of Ontario and was appointed to the Senate of Canada in December 2008. Mr. Gerstein retired from the Senate of Canada in February 2016. He is a retired executive and is currently a director of Medical Facilities Corporation and Atlantic Power Corporation and previously served as a director of other public issuers, including Economic Investment Trust Limited, CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott’s Hospitality Inc., and as an officer and director of Peoples Jewellers Limited. Mr. Gerstein is an honorary director of Mount Sinai Hospital (Toronto), having previously served as Chairman of the Board, Chairman Emeritus and a director over a period of twenty-five years, and is currently a member of its Research Committee. Mr. Gerstein received his BSc. in Economics from the University of Pennsylvania (Wharton School of Finance and Commerce).

George Rossi is a consultant and corporate director. Mr. Rossi serves on the boards of several public and private entities including Zone Finance, a mortgage provider in Quebec and Technosport Inc., a Canadian clothing distributor. He also serves on the investment valuation committee of Investissements Desjardins. As the Senior Vice-President and Chief Financial Officer of Cinar Corporation from November 2000 to 2002 and as Interim President from 2002 to 2003, Mr. Rossi successfully led the turnaround and financial restructuring of the company. Between 1983 and 2000, Mr. Rossi was Vice-President and Chief Financial Officer of Radiomutuel Inc., a publicly traded media company. Before 1983 Mr. Rossi was an audit manager with Ernst & Young. A commerce graduate of Concordia University, Mr. Rossi is a chartered accountant.

David Scopelliti has over 25 years of experience as an institutional alternative assets investor. Currently, he is Chief Executive Officer and member of the Board of Directors of Alcentra Capital Corporation (NASDAQ: “ABDC”) and is a Managing Director and Chief Investment Officer of Alcentra NY, LLC, a subsidiary of The Bank of New York Mellon Corporation, and. Previously, he was a Principal of GarMark Partners, a private debt and equity firm in Stamford, Connecticut. Prior to that, he was a Managing Director at PCG Asset Management, advising multi-billion dollar public and corporate pension fund clients on alternative investments. Prior to that, he was Head of Private Equity for the State of Connecticut Pension Plan where he restructured and rebuilt its $4.0 billion Private Investment Fund. He was also elected as Vice Chairman of the Institutional Limited Partners Association (ILPA), a global organization that serves institutional investors, and has served as a mentor for the Robert Toigo Foundation. Prior to that, he was the Managing Director with CIBC World Markets in New York and, prior to that, was the head of ING’s New York Merchant Banking Group, focusing on mezzanine and private equity capital in support of buyouts and growth financing. Mr. Scopelliti also served Heller Financial as a Portfolio Manager. Mr. Scopelliti holds a Bachelors of Business Administration in Finance from Pace University in New York and holds NASD Series 7 & 63 securities licences.

Victor Wells is a director and chair of the Audit Committee of Contagious Gaming Inc. and Pasinex Resources Limited. He was formerly a director and chair of the audit committee of Unique Broadband Systems Inc. (2012 – 2015), GT Canada Medical Properties Inc. (2010-2012), MagIndustries Inc. (2006 – 2011) and Northstar Healthcare Inc. (2007 – 2010). He was also formerly a director of and member of the Audit Committee of TriNorth Capital Inc., a TSX-V listed company, from 2009 to 2010, and a Trustee of Canada Cartage Diversified Income Fund and chaired its Audit Committee. Mr. Wells was Vice President, Finance and CFO of Chemtrade Logistics Income Fund from its initial public offering in July 2001 until 2006. From 1998 to 2001 Mr. Wells was Vice President, Finance and CFO of Tahera Diamond Corporation, a diamond mining company listed on the TSX. While Mr. Wells was a director, TriNorth

Capital Inc. was subject to a management cease trade order as a result of not filing its financial statements and MD&A for the periods ending December 31, 2009 and March 31, 2010 within the required time frames. Such financial statements and MD&A were subsequently filed and the management cease trade order is no longer in effect. Mr. Wells resigned from the Board of TriNorth on June 30, 2010. Mr. Wells is a member of Financial Executives International, a past Chapter President and Director. Mr. Wells is Immediate Past Chairman of the Canadian Financial Executives Research Foundation (2010 – 2016) and was formerly the Chairman of the Committee on Corporate Reporting (2006 – 2008) and was a member of the Accounting Standards Board from 1991 to 1995. Mr. Wells obtained his Chartered Accountant designation with Ernst & Young in Toronto, and was elected a Fellow of the Chartered Professional Accountants of British Columbia in 1990 and a Fellow of the Chartered Professional Accountants of Ontario in 2006. Mr. Wells obtained his Institute of Corporate Directors designation in 2007 and is a member of the Institute of Corporate Directors.

Kenneth B. Needler, former President and Chief Operating Officer of STA Holdings, began his career in the passenger transportation industry in 1972, with a company that was subsequently acquired by Laidlaw, Inc. Mr. Needler was named President and Chief Operating Officer of the Company in July 1999, and served as such until June 30, 2005, after being appointed to the STA Holdings’ Board of Directors in 1998. Between 1972 and 1990, Mr. Needler served in a number of management capacities at Laidlaw, Inc. including Division Manager (from 1974 to 1976), Regional Vice President (from 1976 to 1980) and President of the Canadian school bus operations (from 1980 to 1984). In 1984, Mr. Needler was appointed to the Board of Directors of Laidlaw, Inc. where he served as a Member of the Audit Committee and then as President of the Passenger Services Group. Mr. Needler has served on various bus association boards in both the motorcoach and school bus industries. He has also served as a director on his local hospital board as well as on the board of a Mutual Insurance Company located in Ontario.

Wendi Sturgis, is the Executive Vice President of Enterprise Sales and Services at Yext, Inc., a New York based geomarketing SaaS company. Ms. Sturgis has worked at the intersection of technology, marketing and the digital worlds since the inception of her career in 1990, and previously ran the North America Account Management team at Yahoo! Inc. where she was responsible for an 800 person organization and $1.4 billion in revenue. Ms. Sturgis holds a Bachelor of Science from Georgia Institute of Technology and is currently the chair of the Georgia Institute of Technology Presidential Advisory Board, a group of volunteers, made up of alumni and corporate executives charged with providing strategic direction and feedback to the President of the Georgia Institute of Technology. Ms. Sturgis is the Vice Chair of the National Board of Step Up Women’s Network, is actively involved in the start-up community in New York, and currently serves on the board of directors of Dailyworth.com, a private financial media company headquartered in New York City.

Barbara Basney is the Vice President, Global Brand, Advertising, and Media for Xerox Corporation, headquartered in Norwalk, CT. Barbara has been part of the Xerox global advertising leadership team since 2003, overseeing Xerox integrated brand, marketing strategy and implementation. She has over 20 years of industry experience in brand strategy and activation, as well as corporate identity, naming and trademark, and has deep expertise in integrated global marketing communications strategy, campaign design and integrated omni-channel media execution, that transcends paid/owned/earned media. Prior to joining Xerox, she had marketing leadership roles at Tektronix Inc., Thrifty Payless Drug Stores and Convergys. Ms. Basney holds a BBA from the College of William and Mary, and an MBA from Portland State University where she graduated with honors. Ms. Basney is on the board of the Ad Council, and an active member of the Association of National Advertisers (ANA), the International Advertising Association (IAA), and Advertising Women of New York (AWNY). She also serves on the National Advertising Review Board, and is named on the Annual List of 100 Marketing Leaders by The Internationalist.

Denis J. Gallagher, is a leading industry executive in the school busing industry. The founder, Chairman and Chief Executive Officer of STA, Inc. has over 40 years of experience in the passenger transportation industry. Mr. Gallagher previously held various positions in the transportation industry from 1976 to 1997. Mr. Gallagher founded the company in May 1997 and has led the strategic growth of the company as well as building the senior management team and has developed strong banking relations with its lenders and the capital markets. Mr. Gallagher is a graduate of Monmouth University, with a B.S. degree in Business Administration. He is a past member of the University’s Board of Trustees and was the recipient of the University’s Distinguished Alumni Award. He is an honorary Member in Alpha Beta Gamma Business Honor Society. He is involved in numerous industry and community activities and was awarded Contractor of the Year in August 2014 by the National School Transportation Association. Mr. Gallagher has been recognized as a leader for the use of alternative fuels and innovation in the school bus industry. He served as a member of various private and charitable organizations and was on the board of directors of Canada Cartage Diversified Fund, a dedicated trucking and logistics company listed on the TSX, until that company was acquired in 2007.

Patrick J. Walker, the Executive Vice President and Chief Financial Officer of the Company, has over 25 years of financial management experience. Mr. Walker began his career as an accountant with the Philadelphia CPA firm of Tait, Weller and Baker, followed by the New York firm of McGladrey & Pullen. Between 1989 and 1992, Mr. Walker was employed with the global food products conglomerate TLC Beatrice International Holdings, Inc., as Manager of Accounting and Financial Reporting. In 1992, Mr. Walker joined Six Flags Entertainment Corporation, the largest regional operator of theme parks in the United States, as Corporate Controller, before being promoted to Vice President of Finance in 1998. From 1999 to 2001, Mr. Walker served as Chief Financial Officer of two portfolio companies of Indigo Capital, a private equity firm. Prior to his appointment at the Company, Mr. Walker was a consultant to the Chief Financial Officer of H.J. Heinz Company. Mr. Walker became Chief Financial Officer of the Company in November 2002. Mr. Walker is a graduate of the Wharton School of the University of Pennsylvania, and a Member of the American Institute of Certified Public Accountants, the Pennsylvania Institute of Certified Public Accountants and the Institute of Management Accountants.

Patrick Vaughan, the Chief Operating Officer of the Company, has 35 years in the transportation industry with the most recent 25 years devoted to student transportation. In 1977, Mr. Vaughan began his career in transportation & logistics with St. Johnsbury Trucking Company, a less-than-truckload carrier owned by Sun Oil Corporation. In 1988, Mr. Vaughan joined the Connecticut based retail firm of Ames Department Stores where he was Vice President of Transportation & Logistics. In 1991, Mr. Vaughan joined Laidlaw Transit Inc. as Director of Operations and was promoted in 1996 to the position of Senior Vice President. Upon the acquisition of Laidlaw Transit Inc. by First Group in 2007, Mr. Vaughan was appointed to the role of Chief Operating Officer and charged with the effective integration of the two largest student transportation providers in the industry. In 2008, Mr. Vaughan was awarded the National School Transportation Association’s Golden Merit Award for his dedication and commitment to the school bus industry. Mr. Vaughan is a graduate of Suffolk University, with a B.S. in Business Administration. He is a past member of the Board of Directors of National School Transportation Association.

John DiMaiolo, the Vice President and Chief Accounting Officer of the Company, has over 35 years of financial management experience with 15 of those years within the student passenger transportation industry. Mr. DiMaiolo began his career as an accountant for Cadence Industries in 1979. In 1982, Mr. DiMaiolo joined Twin County Grocers Inc., a wholesale food distribution company, holding various positions over the next 12 years including Financial Accounting Manager, Manager of Budgeting and Financial Systems, and Division Controller. In 1995, Mr. DiMaiolo joined New Jersey Press Inc., a multimedia news provider in central New Jersey as Corporate Controller. From 1998 to 2000, Mr. DiMaiolo served as Vice President and Corporate Controller for Journal Register Company. Before joining Student Transportation Inc., Mr. DiMaiolo was Director of Finance for Laidlaw Transit Inc.’s Eastern Business Group for 8 years. Mr. DiMaiolo is a graduate of Duke University and earned a Master in Business Administration from Seton Hall University. He is a Member of the New Jersey Society of Certified Public Accountants and the American Institute of Public Accountants

Paula Altieri, Vice President and Corporate Controller at Student Transportation Inc., has over 25 years of financial management experience with over 15 of those years within the student passenger transportation industry. Altieri began her career as an accountant in the financial services industry. Before joining Student Transportation Inc. in 2005, she spent 4 years as a Regional Finance Manager at Laidlaw Transit Inc. and was CFO of Liberty Helicopters Inc. from 2000 to 2005. Altieri is a graduate of Florida Atlantic University and earned a Master in Business Administration from Fairleigh Dickinson University. She is a Certified Public Accountant and a member of the New Jersey Society of Certified Public Accountants and the American Institute of Public Accountants.

STA Holdings

Directors and Executive Officers of STA Holdings

STA Holdings is a Delaware corporation and is governed in accordance with its constating documents and applicable law. STA Holdings’ board of directors was, as of June 30, 2017, comprised of three individuals, a majority of whom are unrelated to the Company and a majority of whom are residents of the United States. The directors of STA Holdings are currently Victor Wells, David Scopelliti and Denis Gallagher. Victor Wells and David Scopelliti are, for regulatory purposes, independent from STI. STA Holdings has three officers. Mr. Denis Gallagher is the Chairman and Chief Executive Officer, Mr. Patrick Walker is the Executive Vice President and Chief Financial Officer and Mr. Patrick Vaughan is Chief Operating Officer.

Equity Incentive Plan

In the year following the Company’s initial IPS Offering, two outside compensation consultants were retained to assist the CNG Committee in designing a share-based equity compensation plan for the Company’s officers. The two consultants were compensation consultant Watson Wyatt & Company, and the law firm Sonnenschein Nath & Rosenthal LLP. The mandate for the consultants was to, among other things, design a plan to align the interests of key officers and employees with that of the Issuer and its shareholders, and adequately assist with attracting and retaining qualified executives in the relevant U.S. executive labour pool. Based on the recommendations of these compensation consultants and the CNG Committee of STA Holdings, on November 10, 2005, the board of directors of STA Holding adopted an Equity Incentive Plan (“EIP”) intended to (a) align the interests of selected employees and officers of STA Holdings and its affiliates (“Participants”) with those of the shareholders of Issuer (b) optimize the profitability and growth of the Company and its affiliates through incentives that are consistent with the Company’s goals, (c) provide Participants with an incentive for excellence in individual performance, and (d) promote teamwork among the Company’s employees, officers and consultants. On February 23, 2017, the Company issued 2,282,104 Common Shares under the Share Exchange for all of the outstanding shares under the EIP. Following the completion of the Share Exchange, all of the outstanding EIP shares were cancelled and the Company owns all of the outstanding equity securities of STA Holdings.

Performance Share Grant Plan

On September 30, 2016, the board of directors of the Issuer approved the adoption of the New PSG Plan. Prior to the implementation of the New PSG Plan, the EIP was used primarily for fulfilling the long-term incentive plan of the Issuer and awards granted under the EIP were based largely on the achievement of certain pre-defined performance measures.

Following the completion of the 2016 fiscal year, as described above, all available shares under the EIP had been fully issued and the Issuer no longer had a long-term compensation plan with which to attract, retain and motivate existing and future employees, and align their interests with those of the Issuer and its shareholders. Accordingly, while the board of directors and CNG Committee had determined that the EIP program had been highly successful in achieving the objectives described above, the New PSG Plan was implemented by the Issuer to further these goals with the issuance of the same Common Shares held by the Issuer’s shareholders. The New PSG Plan was approved by Shareholders at the Issuer’s annual and special meeting of Shareholders held on November 8, 2016.

The purpose of the New PSG Plan is to: (a) align the interests of management and employees with those of the Issuer’s shareholders; (b) assist in attracting, retaining and motivating key personnel of the Issuer by making a significant portion of their incentive compensation directly dependent upon achieving key strategic, financial and operational objectives that are critical to the ongoing growth and profitability of the Issuer; (c) optimize the performance of the Issuer through incentives which are consistent with the Issuer’s goals; and (d) provide management and employees with an incentive for excellence in individual performance.

Under the New PSG Plan, participants are eligible to receive PSG Units that are redeemable for Common Shares of the Issuer, thereby directly aligning the interests of participants and shareholders. The vesting of PSG Units will be based entirely upon the achievement of multiple pre-defined performance measures (other than in the event of a participant’s death or disability) and, except in certain prescribed circumstances, the PSG Units will vest over a three-year period. The first grant of PSG Units is expected to occur in the 2018 fiscal year.

A summary of the key terms of the New PSG Plan is set out under the heading “Executive Compensation – Compensation Discussion and Analysis” of the Issuer’s management information circular to be filed in connection with the annual meeting of shareholders of the Issuer to be held in respect of its 2017 fiscal year.

Deferred Share Unit Plan

In fiscal 2007, the board of directors of the Issuer established the DSU for the non-management Directors of the Issuer. Under the plan, a director is entitled to participate in the plan to the extent of fees earned during the year. For fees elected by directors to be deferred under the plan, an amount shall be credited under the plan in the form of Notional Shares allocated to the participant’s DSU account. If the director continues to serve, dividends will accrue on the Notional Shares consistent with amounts declared by the board on the common shares of the Issuer and be credited to the participant’s DSU account. Amounts deferred under the DSU and accrued dividends earned thereon are immediately vested, and can be redeemed only when a director no longer serves on the board of directors of the Issuer or upon a change in control. See “Remuneration of the Directors” above for further information.

Insurance Coverage for STI and Related Entities and Indemnification

STI maintains an insurance policy for directors and officers of STI and for the directors and officers of its subsidiaries (the “D&O program”). The primary insurance policy within the D&O program has a limit of liability applicable to the insured directors and officers of $40 million per year on a claims-made basis. Under the policy, each entity has reimbursement coverage to the extent that it has indemnified directors and officers pursuant to its respective by-laws. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against STI and any of its subsidiaries. The total limit of liability is shared among STI and its subsidiaries and their respective directors and officers so that the limit of liability will not be exclusive to any one of the entities or their respective directors and officers.

The D&O program also contains an Excess Side A policy with a limit of $15 million. The policy limits under the excess policy are available exclusively to the individual directors and officers.

The by-laws of each of STI and STA Holdings provide for the indemnification of its directors and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, including in respect of periods prior to the closing of the IPS Offering, subject to certain limitations.

AUDIT COMMITTEE AND AUDITOR’S FEES

The Issuer has established a separately designated audit committee of four directors. The members of the committee are: George Rossi (Chair), Irving Gerstein, David Scopelliti and Victor Wells. Each of the members is independent from the Issuer and STA Holdings and is “financially literate” and a financial expert within the meaning of Multilateral Instrument 52-110 – Audit Committees, Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and NASDAQ Rule 5605(a)(2). The audit committee is responsible for the oversight and supervision of the accounting and financial reporting practices and procedures of STI, monitoring the adequacy of internal accounting controls and procedures and reviewing the quality and integrity of financial statements of STI. The independent auditors of STI report directly to the audit committee. In addition, the audit committee is responsible for reviewing and approving the auditors’ examination and for recommending to the board of directors the selection of independent auditors of STI. The charter of the audit committee is attached hereto as Appendix “A”.

Relevant Education and Experience of Audit Committee Members

The following is a summary of the education or experience of each member of the audit committee that is relevant to the performance of his responsibilities as a member of the audit committee, including any education or experience that has provided the member with an understanding of the accounting principles used by STI to prepare its annual and interim financial statements:

Name of Audit Committee Member	Relevant Education and Experience
George Rossi (Chair)	Mr. Rossi, a member of the Institute of Chartered Accountants, has twenty years of experience as a CFO of two different companies, from 1983 to 2002. Prior to 1983, Mr. Rossi was an audit manager with Ernst and Young. Since his retirement, he has continued to apply his experience as a director and audit committee chair on several boards, as more fully described in the section entitled “Directors, Officers and Management – Biographies” above. As a former CFO, along with his continued experience as a director on several boards, Mr. Rossi has developed an understanding of accounting principles and internal controls and procedures for financial reporting sufficient to ensure his financial literacy.

Irving Gerstein	Mr. Gerstein is a member of the audit committee of Atlantic Power Corporation and Medical Facilities Corporation. These positions, in conjunction with his economic background and his previous experience as a director of several public issuers (as more fully described in the section entitled “Directors, Officers and Management – Biographies” above) have enabled him to develop a strong understanding of accounting principles sufficient to ensure his financial literacy.

Name of Audit Committee Member	Relevant Education and Experience
David Scopelliti	Mr. Scopelliti is Chief Executive Officer and a member of the Board of Directors of Alcentra Capital Corporation (NASDAQ: “ABDC”) and is a Managing Director and Chief Investment Officer of Alcentra NY, LLC, a subsidiary of The Bank of New York Mellon Corporation and previously he was a Principal of GarMark Partners, a private debt and equity firm. Mr. Scopelliti has over 25 years of experience as an institutional alternative asset investor in the private equity and debt markets, and holds NASD Series 7 & 63 securities licenses. Prior to joining GarMark, he was a Managing Director at PCG Asset Management and before that, he was the Head of Private Equity for the State of Connecticut Pension Plan. Previously, Mr. Scopelliti was a Managing Director with CIBC World Markets and Group Head of ING Group’s Merchant Banking Division. As part of his experience in the private debt and equity markets and securities industry, he has developed an understanding of accounting principles and procedures for public reporting sufficient to ensure his financial literacy.

Victor Wells	Mr. Wells is a member of the Ontario and British Columbia Chartered Professional Accountants, and was elected a Fellow of CPABC in 1990 and of CPAO in 2006. He is the Immediate Past Chairman of the Canadian Financial Executives Research Foundation of Financial Executives International Canada (2010 – 2016). He has held increasingly senior finance positions during the last 20 plus years. He was Vice President, Finance and CFO of Chemtrade Logistics Income Fund from its IPO in July 2001 until 2006. From 1998 to 2001 he was Vice President Finance and CFO of Tahera Diamond Corporation, a diamond mining company listed on the TSX. Mr. Wells is currently a director and Chair of the Audit Committee of Contagious Gaming Inc. and Pasinex Resources Limited of which he is also the Chairman. He was formerly a director, and Chair of the Audit Committee of Unique Broadband Systems Inc. (2012 - 2015), GT Canada Medical Properties Inc. (2010 - 2012), MagIndustries Inc. (2006 - 2011) and Northstar Healthcare Inc. (2007 - 2010). He was also formerly a director and member of the Audit Committee of TriNorth Capital Inc. (2009 - 2010) and formerly was a Trustee, and chaired the Audit Committee of, Canada Cartage Diversified Income Fund, until that company was acquired in 2007. This experience has ensured that Mr. Wells has developed an understanding of accounting principles and internal and disclosure controls sufficient to ensure his financial literacy.

Pre-Approval Policies and Procedures

The Issuer’s audit committee has adopted specific policies and procedures for the engagement of external auditors for all services, including non-audit services. In particular, the committee is required to review at least annually the non-audit services provided by the Issuer’s independent auditor for the purposes of getting assurance that the performance of such services will not compromise the independence of the independent auditor and pre-approve all non-audit services to be provided to the Issuer or its subsidiary entities by its independent auditor or the independent auditor of its subsidiary entities, provided that the committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of this requirement. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full committee at its first scheduled meeting following such pre-approval.

The committee may satisfy the pre-approval requirement if: (a) the aggregate amount of all the non-audit services that were not pre-approved could reasonably be expected to constitute no more than five per cent of the total amount of fees paid by the Issuer and its subsidiary entities to the Issuer’s independent auditor during the fiscal year in which the services are provided; (b) the services were not recognized by the Issuer or the subsidiary entity of the Issuer at the time of the engagement to be non-audit services; and (c) the services are promptly brought to the attention of the committee and approved, prior to the completion of the audit, by the committee or by one or more members of the committee to whom authority to grant such approvals has been delegated by the committee.

External Auditor Service Fees

The table below provides greater disclosure of the services provided and the fees earned by the Company’s external auditor for the fiscal years ended June 30, 2017 and June 30, 2016.

Type of Work	Fiscal 2017	Fiscal 2016
Audit fees	$1,464,000	$1,066,000
Audit related fees	$187,000	$0
Tax fees	$106,000	$118,000
All other fees	$55,000	$4,000

Fees for audit services include fees associated with the annual audit and reviews of the Company’s quarterly financial reporting. Audit related fees principally include accounting consultations. Tax fees are related to a transfer pricing study, while “All other fees” consist of any other products or services provided by Ernst & Young, LLP, not described above. The “All other fees” also include fees related to a license for accounting research software for both fiscal years. The Audit related fees, Tax fees and All other fees have been approved by the Audit Committee in accordance with the procedures set forth above.

Audit Committee Oversight

At no time since the commencement of the Issuer’s most recently completed fiscal year has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the board of directors.

RISK FACTORS

The following section describes both general and specific risks that could affect our financial performance. The risks described below are not the only risks facing the Issuer and the Company. Additional risks and uncertainties that are not currently known or that are currently considered to be immaterial may also materially and adversely affect the Issuer and our business operations. If any of these risks actually occur, the Issuer’s business, financial conditions, results of operations and cash flow could be adversely affected, in which case the trading prices of the Common Shares and the Debentures would decline.

Risks Related to our Business

We cannot control certain of our operating expenses

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability of our services to our customers. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the labour costs for our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in our operating expenses or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We have significant capital expenditure requirements

In order to maintain our school bus fleet, and to expand our business pursuant to our business strategy, we are required to make significant capital expenditures. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to have sufficient cash flows or procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us. Future maintenance capital expenditures are dependent on a number of future events. The future replacement of school vehicles will be dependent on contract retention and renewal and will also be dependent on the number of new contracts secured through acquisitions, new bids and conversions and the renewal of current contracts. If current contracts are not renewed, or only a portion are renewed, i.e. the number of net new contracts is higher or lower than expected, the assumed level of maintenance capital expenditures will be significantly different from the level currently anticipated. In addition, future expenditures will also depend on future vehicle pricing, negotiating ability with regard to future vehicles pricing, and future vehicle specifications.

The Company’s consolidated indebtedness could negatively impact the business

On June 30, 2017, the Company had total indebtedness of $295.4 million (including $123.3 million indebtedness to holders of Debentures).

The degree to which the Company is leveraged on a consolidated basis could have important consequences to the holders of Common Shares and Debentures, including:

•	the Company’s ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited;

•	the Company may be unable to refinance indebtedness on terms acceptable to it or at all;

•	a significant portion of the Issuer’s cash flow (on a consolidated basis) is likely to be dedicated to the payment of the principal of and interest on the Company’s indebtedness, including the Debentures, thereby reducing funds available for future operations, capital expenditures and/or dividends on the Common Shares;

•	the Issuer may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures;

•	the Company may be limited in its ability to plan for or react to changes in its business or the industry in which it operates; and

•	the Company may be at a competitive disadvantage to its competitors that have less indebtedness.

The restrictive covenants in the Credit Agreement could impact the Company’s business and affect its ability to pursue its business strategies

The Credit Agreement features restrictive covenants that limit the Company’s ability, among other things, to:

•	incur additional indebtedness;

•	pay dividends and make distributions in respect of the Company’s equity or to make certain other restrictive payments or investments;

•	sell assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets;

•	enter into transactions with the Company’s and/or the Issuer’s affiliates;

•	create liens; and

•	enter into new lines of businesses.

The Credit Agreement also includes other and more restrictive covenants and prohibits the Company and certain of its affiliates from prepaying its other indebtedness, while debt under the Credit Agreement is outstanding. The Credit Agreement also requires the Company to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company’s ability to comply with these ratios may be affected by events beyond its control.

A breach of any of the restrictive covenants in the Credit Agreement or in the Company’s ability to comply with the required financial ratios could result in a default under the Credit Agreement . If a default occurs, the lenders under the Credit Agreement may elect to declare all borrowings outstanding under the facility, together with accrued interest and other fees, to be immediately due and payable.

We may not be able to make all principal payments on the Debentures

The 6.25% Canadian Debentures will mature on June 30, 2019 and the 5.25% Canadian Debentures will mature on September 30, 2021. STI may not be able to refinance the principal amount of the Debentures in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that STI will be able to repay the outstanding principal amount upon maturity of the Debentures.

As a result of the subordinated nature of the guarantees of the Debentures, upon any distribution to creditors of the Company in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Company or its property or assets, the holders of the Company’s senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Debentures.

Our business objectives and growth strategy may be affected by factors outside of our control

Some of the factors that may affect our ability to successfully achieve our business objectives are the following:

•	notwithstanding our high retention rate of renewable contracts, we may be unable to retain certain of our existing customer contracts, or we may only be able to renew them at minimal or no price increase, or price reductions, reducing profitability. Specifically, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Accordingly, there can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means, including reducing or eliminating transportation services. We had 110 contracts that were up for renewal for fiscal year 2017. The approximate percentages of fiscal year 2017 revenue that are up for renewal (including annual contract renewals in New Jersey) for fiscal years 2018 and 2019 are 34% and 38%, respectively.

•	we may be unable to find suitable businesses to acquire or to successfully complete acquisitions on profitable terms or to successfully integrate acquired businesses; and

•	we may be unable to identify conversion opportunities or win bid contracts on profitable terms or to find adequate facilities to operate conversion or bid contracts won.

Please see “We face a number of risks in connection with our acquisition strategy” and “Some of our customer contracts may be terminated due to factors beyond our control” in these Risk Factors for a fuller discussion of these matters.

We face a number of risks in connection with our acquisition strategy

As part of our business strategy, we have expanded through acquisitions and will likely acquire additional businesses in the future. The acquisition and development of existing businesses to be operated by us will be dependent on our ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. While we are careful in selecting the businesses that we acquire, and while the sellers of these businesses routinely execute indemnities in our favour relating to pre-closing liabilities, acquisitions involve a number of risks, including (i) the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners if the indemnities are inapplicable or the former owner has limited assets; (ii) the possibility that we pay more than the acquired company or assets are worth; (iii) the additional expense associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of assimilating the operations and personnel of the acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout the acquired business; (vi) the inability to integrate, train, retain and motivate key personnel of the acquired business; (vii) the potential disruption of our ongoing business and the distraction of management from its day-to-day operations; and (viii) the inability to incorporate the acquired business successfully into our operations. Such risks, if they materialize, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

In addition, we may not be able to maintain the levels of operating efficiency that any of the acquired businesses had achieved or might have achieved separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve the cost savings and other benefits that we would hope to achieve with these acquisitions. Any difficulties in this process could disrupt our ongoing business, distract management, result in the loss of key personnel, increase our expenses and otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows. There can be no assurance that the acquired businesses will achieve anticipated levels of profitability.

We may be adversely affected by substantial competition in the school bus transportation industry and increased consolidation within the industry

The school bus transportation industry is highly competitive and we expect that there will continue to be substantial competition for contract bidding and for prospective acquisitions. Such competition may decrease the profitability associated with any contract and increase the cost of acquisitions. Contracts are generally awarded pursuant to public bidding, where price is the primary criteria for a contract award. We have many competitors in the school bus transportation business, including transportation companies with resources and facilities substantially greater than ours and school districts that operate their own buses. There can be no assurance that we will be able to identify, acquire or profitably manage additional contracts, or that the assumptions underlying the contract price and / or expense levels included in the bid process will be realized. Although we have historically been competitive in the market for new contracts as well as for acquisitions of other companies, there can be no assurance that we will be able to compete effectively in the future.

In particular, the school bus transportation industry is undergoing significant consolidation, which has intensified the competition for contracts and acquisitions. From time to time, we make unsolicited inquiries with respect to possible acquisitions. Whether such inquiries will result in further communications or, ultimately, an acquisition, has depended, and will continue to depend, upon the facts and circumstances in each case, including whether our competitors make bids for such contracts and acquisitions. Any failure to compete effectively could have a material adverse effect on the Company, our financial condition, results of operations and cash flows.

Our business depends on certain key personnel

We believe that our success depends, in part, on the retention of senior executive and regional management. There can be no assurance that we would be able to find qualified replacements for the individuals who make up our senior management team if their services were no longer available. The loss of services of one or more members of the senior management team could adversely affect our business, results of operations and our ability to effectively pursue our business strategy. We do not maintain key-man life insurance for any of our employees.

A greater number of our employees may join unions

Although some of our employees are subject to collective bargaining agreements, there are no assurances that the number of our employees who are members of unions will not increase in the future. A significant increase in the number of our employees becoming members of unions could result in increased labour costs and have a material adverse effect on us, our financial condition, results of operations and cash flows.

We may be adversely affected by rising insurance costs

Our cost of maintaining vehicle liability, personal injury, property damage and workers’ compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children’s legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

We may not be insured for certain losses

We may become subject to liabilities for claims for which insurance is not normally obtained, hazards that we cannot or may not elect to insure because of high premium costs or other reasons or for occurrences that exceed maximum coverage under our policies. For example, we do not have insurance to guard against claims for breach of contract. The occurrence of any liability for which we are not insured, any liability for a claim that exceeds our maximum coverage under our policies, or a multiplicity of otherwise insured claims for amounts within the deductible levels in our policies, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We may be adversely affected by current and new governmental laws and regulations

We are required to comply with laws and regulations relating to safety, driver qualifications, insurance, worker overtime and other matters promulgated by various federal, state, provincial and local regulatory agencies including, among others, state motor vehicle agencies, state departments of education, the Federal Highway and Safety Administration, the National Highway Traffic Safety Administration and the Occupational Safety and Health Administration. We are also required to comply with certain statutes, such as the Americans with Disabilities Act. We have incurred, and expect to incur, costs for our operations to comply with these legal requirements, and these costs could increase in the future. Many of these legal requirements provide for substantial fines, orders, including orders to cease operations, and criminal sanctions for violations. Although we believe that we are in material compliance with applicable safety laws and regulations, it is difficult to predict the future development of such laws and regulations or their impact on our business or results of operations. We anticipate that standards under these types of laws and regulations will continue to tighten and that compliance will require increased capital and other expenditures. Furthermore, we cannot predict whether new laws or regulations will be adopted and, if adopted, no assurance can be given that the implementation of such laws or regulations and any additional compliance costs associated therewith will not have a material adverse effect on us. Also, a significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine or any other liability in excess of, or not covered by, our reserves or our insurance could adversely affect our business, financial condition and results of operations.

We may be adversely affected by environmental requirements

Our facilities and operations are subject to extensive and constantly evolving federal, state, provincial and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances and cleanup of contaminated soil and groundwater. Additional expenditures, beyond those currently included in capital and operating budgets, may be incurred in order to comply with either new environmental legislation and regulations, new interpretations of existing laws and regulations or more rigorous enforcement of such laws and regulations, most of which are difficult to pass on to the customer. It is not possible to predict whether these new expenditures will be material. We are also subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that we own or operate and at other properties where we or our predecessors have operated or arranged for the disposal of hazardous substances. Although we do not believe that any such liabilities or environmental compliance or cleanup obligations will have a material adverse effect on our business or operations, there can be no assurance that such liabilities or compliance or cleanup obligations will not increase in the future or will not have a material adverse effect on us.

The school bus transportation industry is highly seasonal

The school bus transportation industry is subject to seasonal variations in operations. As a result, school bus contractors, including us, historically experience a significant decline in operating income during the summer months. Specifically, because customers often pay for the annual amount due under a contract in 10 installments ending in June, our revenues and cash flows sharply decrease in July and August. Additionally, many school districts have dramatically cut back on summer programs in recent years, including summer camps and charter programs, compounding this effect. Our quarterly operating results have also fluctuated due to a variety of factors, including variation in the number of school days in each quarter (which is affected by the timing of the first and last days of the school year, holidays, the month in which spring break occurs and adverse weather conditions, which can close schools). Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years.

We may not be able to maintain letters of credit or performance bonds required by our transportation contracts

Our school bus transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit or cash retainages. The contracts also require the maintenance of minimum amounts of insurance coverage, the maintenance of appropriate facilities and transportation equipment, and the implementation of various operating rules and regulations. There can be no assurance that either letters of credit or performance bonds will continue to be available to us as security for our contracts or, if available, at a cost that does not adversely affect our margins or cash flow. If adequate performance security is not available or if the terms of such security are too onerous, the Company, our financial condition, results of operations and cash flows could be materially adversely affected.

Some of our customer contracts may be terminated due to factors beyond our control

Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. All school bus contracts can also be terminated by school districts for not meeting certain performance criteria. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control. The number of school buses to be provided under our contracts generally may decrease, and hence the revenues generated under such contracts may decrease based on the requirements of our customers.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders

STI is a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their Common Shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer and filing thresholds differ. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us

We may in the future lose our foreign private issuer status if a majority of the Common Shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. If we are not a foreign private issuer, we would not be eligible to use the Multi-Jurisdictional Disclosure System (“MJDS”) adopted by the United States and Canada or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would likely be significantly more than the costs we currently incur as a Canadian foreign private issuer eligible to use the MJDS.

We are no longer an “emerging growth company” under the JOBS Act, and we cannot be certain if the increased disclosure requirements now applicable to us will make the Common Shares less attractive to investors

Until recently, we qualified as an “emerging growth company,” under the Jumpstart Our Business Start-ups Act of 2012 (“JOBS Act”), and for this reason, we were able to take advantage of certain exemptions from various reporting requirements applicable to public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. On June 30, 2017 (the last day of our fiscal year following the fifth anniversary of the first U.S. public sale of our Common Shares), our qualification as an emerging growth company expired. Thus, beginning with this report, we are no longer able to use the exemptions from reporting requirements available to emerging growth companies. We cannot predict if investors will find our Common Shares less attractive because of our more thorough disclosures.

The financial reporting obligations of being a public company in the U.S. are expensive and time consuming, and place significant additional demands on our management

With the listing of our Common Shares on the NASDAQ Global Select Market in September 2011, we became subject to public company reporting obligations in the United States. The additional obligations of being a public company in the United States require significant additional expenditures and place additional demands on our management. In particular, the JOBS Act, Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing Section 404 currently will require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm, beginning with this report. If, for any current or future fiscal year, an independent auditing firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our Common Shares. In addition, future acquisitions of companies by us may create challenges in implementing the required processes, procedures and controls in the acquired operations, as acquired companies (in particular, privately held companies) may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required under the securities law applicable to STI.

Economic and financial market conditions have resulted in reduced spending by school districts and other governmental agencies

Reductions in payments to school systems following the 2008 global economic crisis and continuing economic instability resulted in a reduction in revenues to various state and local governmental entities, including school districts and other purchasers of our services. This reduction in revenues to our customers may negatively affect the revenues received by the Company in connection with annual rate increases on its school district customer contracts and non-contracted ancillary revenues due to potential cutbacks by customers in these spending areas. If the Company’s financial condition is materially impacted, then impairment charges with respect to the Company’s goodwill and other long-lived assets could be necessary.

We may be adversely affected by terrorism attacks and man-made or natural disasters

The potential for terrorism exists in the countries in which we operate. Public transportation has previously been subject to terrorist attacks and may be the target of future attacks, which could have a negative impact on our operations. Man-made and natural disasters, including adverse weather conditions, from which we are experiencing greater and more frequent disruptions, could negatively impact our operations through, among other things, increased costs, business disruptions and increased accidents. The occurrence of any of these events could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We may be adversely affected by cyber terrorism or other data security breaches and are subject to data privacy risks.

In the normal course of our business, we rely on information technology systems. These systems, among other things, collect and safeguard confidential information regarding our employees, customers and the users of our services, including information collected through our SafeStop™ application. Cyber terrorists, hackers and data thieves have become increasingly sophisticated and have the ability to operate large-scale and complex data attacks that could lead to breaches of our systems and the security of our data and information. These attacks could also lead to other significant disruptions. Such breaches and disruptions may result in service interruptions or the loss of confidential information and could give rise to unwanted media attention, material damage to our customer relationships and reputation and fines or lawsuits. The occurrence of any of these events could have a material adverse effect on us, our financial condition, results of operations and cash flows.

Risks Related to the Capital Structure

The Issuer is dependent on the Company for all cash available for dividends and interest

STI is dependent on the operations and assets of the Company through the ownership of common shares. Cash distributions to the holders of Common Shares and the Debentures will be dependent on the ability of the Company to make dividend payments on its common shares held by STI. The actual amount of cash available for payments to holders of Common Shares and the Debentures will depend upon numerous factors relating to the business of the Company, including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Company will reduce the amount of cash available to STI for dividends to holders of Common Shares. Cash dividends by STI on the Common Shares are not guaranteed and will fluctuate with the performance of the business of the Company. Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in the United States and does not have a standardized meaning prescribed by US GAAP.

A significant amount of our cash is distributed, which may restrict potential growth

The payout of substantially all of our operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the Issuer’s future growth and its cash flow. In addition, the Issuer may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.

STI may not receive dividends from the Company provided for in the dividend policy adopted by the board of directors of the Company, or any dividends at all

STI’s only source of cash flow for payment of dividends on the Common Shares and interest payments on the Debentures is distributions on its equity ownership of the Company. The board of directors of STI may, in its discretion, amend or repeal the dividend policy. STI’s board of directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to the Common Shares of STI, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors of STI may deem relevant. The Credit Agreement contains significant restrictions on the Company’s ability to make dividend payments.

Fluctuations in the exchange rate may impact the amount of cash available to the Issuer for distribution and the Company’s results of operations

The 6.25% Canadian Debentures and 5.25% Canadian Debentures are denominated in Canadian dollars, and payment of these Debentures upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of these Debentures upon maturity in 2019 and 2021, respectively. Interest payments on the 6.25% Canadian Debentures and 5.25% Canadian Debentures are denominated in Canadian dollars. Conversely, approximately 87.2% of the Company’s revenue and expenses, together with distributions received from the Company’s subsidiaries are denominated in U.S. dollars. As a result, the Company is exposed to currency exchange rate risks.

Although the Company intends to fund the interest payments on the 6.25% Canadian Debentures and 5.25% Canadian Debentures cash flows from the Company’s Canadian operations to mitigate the exchange rate risk with respect to the total amount of currently anticipated interest payments on those debentures, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the Canadian dollar cash flow does not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Issuer’s financial condition, results of operations and cash flow, and may adversely affect the Issuer’s cash distributions.

In addition, the Company prepares its financial statements in U.S. dollars. In connection with the Company’s Canadian operations, approximately 12.8% of the Company’s consolidated income before taxes for fiscal year 2017 is incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes. Changes in the Canadian dollar /

U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. A weakening Canadian dollar will have a negative impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes. Conversely, a strengthening Canadian dollar will have a positive impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes.

Changes in the Issuer’s creditworthiness may affect the value of the Common Shares and Debentures

The perceived creditworthiness of the Issuer, the Company and their respective subsidiaries may affect the market price or value and the liquidity of the Common Shares and the Debentures.

Future sales or the possibility of future sales of a substantial amount of Common Shares may impact the price of the Common Shares and could result in dilution

Future sales or the possibility of future sales of a substantial amount of Common Shares in the public market by the Company or an existing shareholder could adversely affect the prevailing market price of the Issuer’s Common Shares, and could impair the Issuer’s ability to raise capital through future sales of those securities.

For example, SNCF Participations S.A. (“SNCF-P”), which held approximately 15.0 million of the Company’s Common Shares on June 30, 2015, sold 4.0 million of those shares on August 6, 2015 in market transactions at a discount to the market trading price at that time. On April 11, 2016, the Company announced that SNCF-P had sold approximately 6.4 million of its remaining Common Shares, and following those sales, the Company acquired SNCF-P’s remaining five million Common Shares, which were subsequently cancelled. We believe SNCF-P’s sale transactions had an adverse impact on the price of the Common Shares at that time.

Additionally, the issuance of additional Common Shares may dilute an investor’s investment in the Issuer and reduce distributable cash per Common Share. The Issuer may issue Common Shares, or other securities from time to time, in order to raise capital or as consideration for future acquisitions and investments. If an acquisition or investment is significant, the number of Common Shares or the number or aggregate principal amount, as the case may be, of other securities that may be issued may in turn be significant. In addition, the Issuer may also grant registration rights covering those Common Shares or other securities in connection with any acquisitions or investments.

Further, the Issuer may determine to redeem outstanding Debentures for Common Shares or to repay outstanding principal amounts thereunder at maturity of the Debentures by issuing additional Common Shares. The issuance of additional Common Shares may have a dilutive effect on shareholders and an adverse impact on the price of Common Shares.

Investment eligibility

There can be no assurance that the Common Shares will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans and registered education savings plans and for arrangements that are tax-free savings accounts.

The Issuer may not be able to make all interest payments on the Debentures

The likelihood that holders of the Debentures will receive the payments owing to them in connection with the Debentures will be dependent upon the financial health and creditworthiness of the Company and the ability of the Company to earn revenues.

The Issuer may not be able to purchase the Debentures on a change of control

The Issuer will be required to offer to purchase all outstanding Debentures upon the occurrence of a change of control. However, it is possible that following a change of control, the Issuer will not have sufficient funds at that time to make the required purchase of outstanding Debentures or that restrictions contained in other indebtedness will restrict those purchases.

Redemption prior to maturity

The Debentures may be redeemed in accordance with their respective terms, upon payment of the principal, together with any accrued and unpaid interest. Holders of Debentures should assume that this redemption option will be exercised if the Issuer is able to refinance at a lower interest rate or it is otherwise in the interest of the Issuer to redeem the Debentures.

Conversion following certain transactions

In the case of certain transactions, each Debenture will become convertible into securities, cash or property receivable by a holder of Debentures in the kind and amount of securities, cash or property into which the Debenture was convertible immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the Debentures in the future.

Prevailing yields on similar securities

Prevailing yield on similar securities will affect the market value of the Debentures. Assuming all other factors remain unchanged, the market value of the Debentures will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline.

There is a limited active public market for the Common Shares and Debentures and holders may have limited liquidity

Although the Common Shares and Debentures are listed and posted for trading on the TSX and the Common Shares also trade on the NASDAQ Global Select Market, they trade in markets with modest trading volumes. Although the Issuer has taken a number of steps to increase the liquidity of the Common Shares through additional common share offerings and debt to equity exchanges, there is no guarantee that an active trading market will further emerge and/or continue.

The market price for the Common Shares or Debentures may be volatile

Factors such as variations in the Issuer’s financial results, announcements by the Issuer or others, developments affecting the Company’s business or the North America school bus transportation industry, general interest rate levels, general fuel price levels, the market price of the Common Shares and general market volatility could cause the market price of the Common Shares or the Debentures to fluctuate significantly.

STA Holdings’ interest deductions on the Notes that were originally issued by STA ULC were likely “dual consolidated losses” for U.S. federal income tax purposes and may result in disallowance of interest deductions under U.S. tax law if certain “triggering events” occur

Pursuant to Section 1503(d) of the Code and the Treasury Regulations thereunder, the interest deductions generated on the Notes (the last of which were redeemed in December 2009) likely generated a “dual consolidated loss” (“DCL”) for U.S. federal income tax purposes and therefore were deductible by STA Holdings only if STA Holdings and STA ULC made the appropriate election and complied with all applicable requirements, including annual reporting and certification requirements. STA Holdings and STA ULC made, and intend to continue to make, such election and have complied with all applicable requirements to date. Even though such an election was made, however, if any of several “triggering events” occurs (e.g., the use of such losses to offset the income of any other non-U.S. person, or, in certain circumstances, a disposition of STA ULC stock or assets), STA Holdings will generally be required to report the amount of any prior interest deductions on the Notes (plus interest thereon) as gross income in the year of the triggering event. STA Holdings and STA ULC intend to comply with all of the DCL reporting and certification requirements and to conduct their affairs such that no DCL triggering event occurs. However, if STA Holdings and STA ULC fail to satisfy such reporting and certification requirements, or if a DCL triggering event occurs and no exception applies, STA Holdings’ taxable income may be increased and if so, its U.S. federal income tax liability would be increased, perhaps materially. This would adversely affect the Company’s financial position, cash flow, and liquidity, and could affect the Issuer’s ability to make interest or dividend payments on the Debentures and the Common Shares and the Company’s ability to continue as a going concern.

Application of U.S. federal income tax corporate “inversion” rules is uncertain

U.S. federal income tax legislation enacted in October 2004 dealing with corporate “inversions” (e.g., certain transactions in which a non-U.S. corporation acquires substantially all of the equity interests in, or the assets of, a U.S. corporation or partnership, if, after the transaction, former equity owners of the U.S. corporation or partnership own a specified level of stock in the non-U.S. corporation) provides in certain cases that a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax purposes. As enacted, this legislation does not appear to apply to STI, because the Existing Investors did not own any stock in STI as a result of the original offering and related transactions or subsequent IPS or Common Share offerings. The legislation grants authority to the U.S. Treasury, however, to write implementing regulations, which could, if exercised broadly and retroactively, cause the inversion provisions to apply to STI and result in, among other things, U.S. withholding taxes being imposed on dividends paid on the Common Shares to non-U.S. Holders, and the potential inability of U.S. holders to claim a foreign tax credit for Canadian withholding tax on dividends paid on the Common Shares to them. The Internal Revenue Service subsequently issued regulations to provide further guidance on when a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax. Those regulations would not cause STI to be treated as a U.S. corporation for U.S. federal income tax purposes, but there can be no assurance such regulations may not be modified in the future.

Application of possible new related party debt rules is uncertain

The Internal Revenue Service recently issued final and temporary regulations regarding intercompany cross-border debt held by related parties. The proposed regulations primarily affect: (i) issuances of debt for cash between related parties, (ii) distributions of debt instruments by corporations to their related corporate shareholders, (iii) certain issuances of debt instruments as consideration in an exchange involving an intragroup asset reorganization and (iv) issuances of debt instruments by corporations to related parties in exchange for stock of an affiliated corporation. The regulations would permit the Internal Revenue Service to treat an instrument as part debt and part equity, in any of the foregoing situations, which could have an adverse tax effect on both the creditor and the debtor. However, in the case of issuances of debt for cash between related parties, as the regulations are currently read, it is unlikely there would be a recharacterization of the debt if it is properly documented and the parties can demonstrate the financial ability of the debtor to repay the creditor. In this connection, as a result of a delay in the effective date, the documentation portion of the regulations will only affect debt issued or deemed issued on or after January 1, 2019. At this point, it is not possible to determine whether the regulations, in their current form, will have any adverse U.S. (or foreign) tax effect on STI or STA Holdings or any of their related U.S. and non-U.S. affiliates.

Changes to U.S. federal income tax rules could adversely affect the Company

The President of the United States has indicated that U.S. corporate tax reform is a priority for his administration, and his administration and members of Congress have proposed changes to corporate tax rates, the taxation of income earned outside the U.S. (including the taxation of previously unrepatriated foreign earnings) and a “destination-based” tax system that would tax imported goods and services while exempting exported goods and services. If these changes are implemented, the Issuer could face a larger U.S. federal income tax liability.

MARKET FOR SECURITIES

The Common Shares and the Debentures are listed and posted for trading on the TSX. On September 6, 2011, the Common Shares commenced trading on the NASDAQ Global Select Market, under the symbol “STB”.

The volume of trading and price ranges of the Common Shares on the TSX (symbol STB) over fiscal 2017 are set forth in the following table:

Period	High$	Low$	Volume
July 2016	7.005	6.60	3,222,315
August 2016	7.25	6.81	3,640,586
September 2016	8.02	7.09	5,905,676
October 2016	7.99	7.7	3,012,382
November 2016	7.9	7.28	5,246,375
December 2016	7.86	7.43	3,417,865
January 2017	7.59	7.11	3,769,761
February 2017	7.77	7.04	5,312,931
March 2017	7.82	7.26	3,817,620
April 2017	8.18	7.77	2,928,706
May 2017	8.25	7.815	3,402,169
June 2017	8.15	7.76	3,068,430

The volume and trading price ranges of the 5.25% Canadian Debentures on the TSX (symbol STB.DB.A) over fiscal 2017 are set forth in the following table:

Period	High$	Low$	Volume
August 2016	100.74	97.99	14,765,000
September 2016	103.75	100.24	9,209,000
October 2016	103.76	102.50	3,191,000
November 2016	102.75	101.50	1,498,000
December 2016	102.75	101.25	1,301,000
January 2017	102.49	101.00	846,000
February 2017	103.50	100.99	2,458,000
March 2017	104.00	103.00	1,309,000
April 2017	107.62	103.55	1,105,000
May 2017	105.03	103.99	1,537,000
June 2017	105.50	103.50	936,000

The volume and trading price ranges of the 6.25% Canadian Debentures on the TSX (symbol STB.DB.C) over fiscal 2017 are set forth in the following table:

Period	High$	Low$	Volume
July 2016	105.71	104.05	613,000
August 2016	104.51	100.00	832,000
September 2016	108.00	103.75	1,034,000
October 2016	105.25	104.75	802,500
November 2016	105.00	104.75	445,000
December 2016	106.00	103.61	344,500
January 2017	106.00	103.30	292,000
February 2017	105.75	105.00	372,000
March 2017	106.50	105.30	294,500
April 2017	106.50	105.58	608,000
May 2017	107.00	105.00	785,000
June 2017	105.30	104.00	192,000

PRIOR ISSUANCES

The only issuance of non-listed securities by the Issuer in the 12 months prior to June 30, 2017 was the grant by STA Holdings of 1,018,114 Class B-3 Shares pursuant to the EIP.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since July 1, 2016, to the date hereof, no informed person of the Company, no proposed director and no known associate or affiliate of any such informed person or proposed director, has or has had any material interest, direct or indirect, in any transaction or proposed transaction which has or would materially affect the Company or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer who is, or at any time during the most recently completed financial year of the Issuer was, a director or executive officer of the Issuer, has any indebtedness to the Issuer or any of its subsidiaries.

CODE OF CONDUCT

The Issuer has adopted a Code of Conduct (the “Code”) that applies to all directors, officers and employees of the Issuer, including the principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the Code is posted on the Issuer’s website at www.ridesta.com. Any amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted to the Issuer’s website within five business days of any amendment or waiver to the Code and shall be provided in print to any shareholder who requests them.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario, Canada and Computershare Trust Company, N.A. at its office in Denver, Colorado, USA.

MATERIAL CONTRACTS

The only material contracts (other than contracts entered into in the ordinary course of business) to which the Issuer or the Company is a party as at June 30, 2017, are as follows:

•	Fourth Amended and Restated Credit Agreement dated as of July 27, 2016;

•	Note Indenture in respect of the 6.25% Canadian Debentures dated November 12, 2013;

•	Note Indenture in respect of the 5.25% Canadian Debentures dated August 16, 2016;

•	Amended and Restated Equity Incentive Plan of Student Transportation of America Holdings, Inc, dated May 7, 2015; and

•	Performance Share Grant Plan of the Issuer effective September 30, 2016.

Each of these material contracts is available for review on SEDAR at www.sedar.com.

NAMES OF EXPERTS AND INTEREST OF EXPERTS

Ernst & Young LLP, the Issuer’s Independent Registered Public Accounting Firm, has issued an audit report on the consolidated financial statements as of and for the fiscal year ended June 30, 2017 and a report on the effectiveness of internal controls over financial reporting as of June 30, 2017. To the knowledge of the Issuer, Ernst & Young LLP is independent in accordance with the rules of the Public Company Accounting Oversight Board.

ADDITIONAL INFORMATION

Additional information is provided in the Issuer’s financial statements and management’s discussion and analysis of the Issuer’s financial condition and results of operations for its most recently completed fiscal year. Copies of such documents and any additional information related to the Issuer may be found on SEDAR at www.sedar.com. In the alternative, copies may be obtained from our Chief Financial Officer upon written request.

Additional information including directors’ and officers’ remuneration and indebtedness and the principal holders of the Issuer’s securities and securities authorized for issuance under the Issuer’s equity compensation plans, will be contained in the Issuer’s Management Information Circular to be filed in connection with the annual meeting of shareholders of the Issuer to be held in respect of its 2017 fiscal year.

Re-approved September 12, 2017

SCHEDULE “A”

STUDENT TRANSPORTATION INC.

AUDIT COMMITTEE CHARTER

The Audit Committee (the “Committee”) of Student Transportation Inc. (the “Issuer”) is established in order to assist the board of directors of the Issuer in their oversight activities. The purpose of the Committee is to assist the board in its oversight and supervision of:

•	the integrity of the Issuer’s accounting and financial reporting practices and procedures,

•	the adequacy of the Issuer’s internal accounting controls and procedures,

•	the quality and integrity of the Issuer’s consolidated financial statements,

•	compliance by the Issuer with legal and regulatory requirements, in regard to financial disclosure, that the Issuer is subject to; and

•	the independence and performance of the Issuer’s independent auditor.

Composition:

The board of directors of the Issuer shall elect annually from among its members a committee to be known as the Audit Committee to be composed of not less than three directors, each of whom qualify as “independent directors” within the meaning of Multilateral Instrument 52-110 – Audit Committees, as amended from time to time (the “Audit Committee Rule”); and each of whom is “financially literate” (or will become so within a reasonable period of time following his or her appointment) within the meaning of the Audit Committee Rule.

Reports:

The Committee shall report to the board of directors of the Issuer on a regular basis and, in any event, before the public disclosure by the Issuer of its quarterly and annual financial results. The reports of the Committee shall include any issues of which the Committee is aware with respect to the quality or integrity of the Issuer’s consolidated financial statements, its compliance with legal or regulatory requirements, and the independence and performance of the Issuer’s independent auditor.

Responsibilities:

Subject to the powers and duties of the board of directors of the Issuer, the board hereby delegates to the Committee the following powers and duties to be performed by the Committee on behalf of and for the board of directors of the Issuer:

A.	Financial Statements and Other Financial Information

The Committee shall:

(a)	review the Issuer’s consolidated annual audited financial statements and related documents prior to any public disclosure of such information;

(b)	review the Issuer’s consolidated interim unaudited financial statements and related documents prior to any public disclosure of such information;

(c)	following a review with management and the independent auditor of such annual and interim consolidated financial statements and related documents, recommend to the board of directors of the Issuer the approval of such financial statements and related documents;

(d)	review with management and/or the independent auditor all critical policies and practices used as well as significant management estimates and judgements and any changes in accounting policies or financial reporting requirements that may affect the Issuer’s consolidated financial statements;

(e)	review with management and/or the independent auditor the treatment in the financial statements of any significant transactions and other potentially difficult matters;

(f)	review a summary provided by the Issuer’s legal counsel of the status of any material pending or threatened litigation, claims and assessments respecting the Issuer and its subsidiaries;

(g)	review the other annual financial reporting documents as well as management’s discussion and analysis and earnings press releases of the Issuer prior to any disclosure to the public; and

(h)	have the responsibility of reviewing, in advance, any communications between the Issuer and any applicable securities regulators or commissions.

B.	Financial Reporting Control Systems

The Committee shall:

(a)	report to the Board on a regular basis, prior to the public release by the Issuer of its quarterly and annual financial statements;

(b)	require management to implement and maintain appropriate internal controls, and use reasonable efforts to satisfy itself as to the adequacy of the Issuer’s policies for the management of risk and the preservation of assets and the fulfillment of legislative and regulatory requirements;

(c)	annually, in consultation with management, the independent auditor and, if applicable, the officer or employee responsible for the internal audit function, review, evaluate and assess the adequacy and integrity of the Issuer’s consolidated financial reporting processes and internal controls, and discuss significant financial risk, exposures and the steps management has taken to monitor, control and report such exposures;

(d)	if applicable, at a time when internal audit personnel are in place, meet separately with the such personnel responsible for the internal audit function to discuss any matters that the Committee or independent auditor believe should be discussed in private;

(e)	submit to the board of directors of the Issuer, and the boards of directors of its subsidiaries, any recommendations that the Committee may have from time to time (through its own inquiries or those of advisors retained by the Committee) with respect to financial reporting, accounting procedures and policies and internal controls;

(f)	review reports from senior officers of the Issuer and its subsidiaries outlining any significant changes in financial risks facing the Issuer; in addition, the Committee shall liaise with the Board as a whole to ensure that management presents to the Board, annually, an overall risk assessment in relation to the Issuer’s business;

(g)	review the management letter of the independent auditor and the responses to suggestions made;

(h)	review any new appointments to senior positions of the Issuer and its subsidiaries with financial reporting responsibilities;

(i)	satisfy itself that adequate procedures are in place for the review of the Issuer’s disclosure of the Issuer’s financial information extracted or derived from the Issuer’s consolidated financial statements (other than the financial statements, management’s discussion and analysis and earnings press releases) and periodically assess the adequacy of those procedures;

(j)	establish a written policy regarding procedures for:

(i)	receipt, retention and treatment of complaints received by the Issuer or its subsidiaries regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Issuer or its subsidiaries of concerns regarding questionable accounting or auditing matters;

(k)	establish, or review and approve the Issuer’s (and its respective subsidiaries’) hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Issuer; and

(l)	obtain assurance from the independent auditor regarding the overall control environment and the adequacy of accounting system controls.

The Committee shall also keep itself apprised of the workings and effectiveness of the Whistleblower Policy of the Issuer. That policy provides that any employee with a good faith concern about any accounting, financial or auditing matter, including: fraud or deliberate error in the preparation, evaluation, review or audit of any financial statements of the Issuer; fraud or deliberate error in the recording or maintaining of financial records of the Issuer; deficiencies in, or non-compliance with, the Issuer’s system of internal controls; misrepresentations or false statements to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports of the Issuer; or deviations from full and fair reporting of the Issuer’s financial condition, should promptly report those concerns, on any basis that the employee may choose, by contacting National Hotline Services (“NHS”) at the following toll-free number: 1-800-826-6762. The Committee should ensure that NHS forwards any such concerns promptly to the Chairman of the Committee. The Committee shall then determine the appropriate manner to deal with the concerns raised, in the best interests of the Issuer.

C.	Independent Auditor

The Committee shall:

(a)	Obtain confirmation from the independent auditor that it will be accountable to, and report directly to, the Audit Committee of the Board;

(b)	review the audit plan with the independent auditor;

(c)	review regularly the performance, qualifications and independence of the independent auditor, as well as the competence and responsiveness of the individual partners assigned to the Issuer’s account;

(d)	discuss in private with the independent auditor matters affecting the conduct of its audit and other corporate matters;

(e)	recommend to the board of directors of the Issuer each year the retention or replacement of the independent auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Issuer and the remuneration of the independent auditor;

(f)	if there is a plan to change the independent auditor, review all issues related to the change and the steps planned for an orderly transition;

(g)	annually review and recommend for approval to the shareholders the terms of engagement and the remuneration of the independent auditor;

(h)	oversee the work of the independent auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Issuer, including the resolution of disagreements between management and the independent auditor regarding financial reporting;

(i)	discuss with the Issuer’s independent auditor the quality and not just the acceptability of the Issuer’s accounting principles;

(j)	meet with the Issuer’s independent auditor on a regular basis in the absence of management; and

(k)	relay its expectations to the Issuer’s independent auditor from time to time including its expectation that (i) any disagreements of a material nature with management be brought to the attention of the Committee, (ii) the independent auditor is accountable to the Committee and the board, each as representatives of the shareholders and must report directly to the Committee, (iii) any irregularities in the financial information be reported to the Committee, (iv) the independent auditor explains the process undertaken by it in auditing or reviewing the Issuer’s financial disclosure, (v) the independent auditor discloses to the Committee any significant changes to accounting policies or treatment of the Issuer, (vi) the independent auditor discloses to the Committee any reservations it may have about the financial statements or its access to materials and/or persons in reviewing or auditing such statements, and (vii) the independent auditor discloses any conflict of interest that may arise in its engagement.

Structure:

•	The Committee shall appoint one of its members to act as Chairman of the Committee. The Chairman will appoint a secretary who will keep minutes of all meetings (the “Secretary”). The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chairman.

•	The Committee will meet as many times as is necessary to carry out its responsibilities but in no event will the Committee meet less than quarterly each year. Meetings will be at the call of the Chairman. Notwithstanding the foregoing, the independent auditor of the Issuer or any member of the Committee may call a meeting of the Committee on not less than 48 hours’ notice unless so warranted.

•	No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum provided that if the number of members of the Committee is an even number one half of the number of members plus one shall constitute a quorum.

•	Any member of the Committee may be removed or replaced at any time by the board of directors of the Issuer and shall cease to be a member of the Committee as soon as such member ceases to be a director. Subject to the foregoing, each member of the Committee shall hold such office until the next annual meeting of shareholders after his or her election as a member of the Committee.

•	The independent auditor of the Issuer shall be entitled to receive notice of every meeting of the Committee and, at the expense of the Issuer, to attend and be heard thereat.

•	The time at which and the place where the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meeting shall be determined by the Committee, or otherwise determined by resolution of the board of directors.

•	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the board of directors may from time to time determine.

Chairman of the Committee:

The chairman of the Committee (the “Chairman”) is responsible for the effective functioning of the Committee.

The Chairman of the Committee shall:

•	Establish procedures to govern the Committee’s work and ensure the Committee’s full discharge of its duties, including:

•	Collaborating with the Lead Director of the board of directors, the CEO, the CFO and other members of management, where appropriate, to develop the agenda for Committee meetings;

•	Obtaining appropriate information from management to enable the Committee to exercise its duties;

•	Ensuring that all items requiring Committee approval or Committee recommendations to the board of directors are appropriately tabled;

•	Ensuring proper flow of information to the Committee and reviewing adequacy and timing of required documentary materials;

•	Ensuring that external advisors retained or to be retained by the Committee are appropriately qualified and independent;

•	Ensuring that the Committee has access to such members of senior management as may be required;

•	Ensuring an open and frank relationship between the Committee and the internal and external auditors; and

•	Supporting the independence of the external auditor from management;

•	Discuss as necessary with the Chair of the CNG Committee the skills, experience and talents required for the Committee on an ongoing basis;

•	Chair every meeting of the Committee and encourage a free and open discussion at the meetings;

•	Report to the board of directors on behalf of the Committee;

•	Attend every meeting of securityholders and respond to such questions from securityholders as may be put the Chair of the Audit Committee; and

•	Carry out other duties as requested by the Board, depending on need and circumstances.

Non-Audit Services of Independent Auditor:

The Committee shall review at least annually the non-audit services provided by the Issuer’s independent auditor for the purposes of getting assurance that the performance of such services will not compromise the independence of the independent auditor;      and      pre-approve all non-audit services to be provided to the Issuer or its subsidiary entities by its independent auditor or the independent auditor of its subsidiary entities, provided that the Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of this requirement. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval.

The Committee may satisfy the pre-approval requirement if: (a) the aggregate amount of all the non-audit services that were not pre-approved could reasonably be expected to constitute no more than five per cent of the total amount of fees paid by the Issuer and its subsidiary entities to the Issuer’s independent auditor during the fiscal year in which the services are provided; (b) the services were not recognized by the Issuer or the subsidiary entity of the Issuer at the time of the engagement to be non-audit services; and (c) the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Independent Advice:

In discharging its mandate the Committee shall have the authority to retain and receive advice from special legal, accounting or other advisors at the expense of the Issuer, as required to fulfill its duties, and to set and pay the compensation for any such advisors.

Annual Evaluation:

At least every two years, the Committee shall, in a manner it determines to be appropriate:

•	Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Committee with its Charter and terms of reference.

•	Review and assess the adequacy of its Charter and terms of reference and recommend to the board of directors of the Issuer any improvements to the Committee’s Charter and terms of reference that the Committee determines to be appropriate.

Limitation:

Nothing in this charter is intended to or shall have the effect of limiting or impairing the independent decision making authority or responsibility of any board of directors/managers of a subsidiary of the Issuer mandated by applicable law.

Limitation on Committee’s Duties

Except as otherwise required by applicable laws including the Audit Committee Rules, in contributing to the Committee’s discharge of its duties under this charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this charter is intended or may be construed as imposing on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors of the Issuer are subject.

Except as otherwise required by applicable laws including the Audit Committee Rules, it is not the duty of the Committee to prepare financial statements or ensure their accuracy or absence of errors and omissions, to plan or conduct audits, to determine that the financial statements are complete and accurate and in accordance with Canadian generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Issuer’s internal policies, procedures and controls, as these are the responsibility of management and in certain cases the external auditor. Nothing contained in this charter is intended to make the Committee liable for any non-compliance by the Issuer with applicable laws or regulations.

The Committee is a committee of the board of directors and is not and shall not be deemed to be an agent of the Issuer’s securityholders or creditors for any purpose whatsoever. The board of directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Issuer or to any other liability whatsoever.

Except as otherwise required by applicable laws including the Audit Committee Rules, members of the Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Issuer by the external auditor, (iv) financial statements of the Issuer represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Issuer in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Definitions:

“financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Issuer’s financial statements.

“independent director” means a director who has no direct or indirect material relationship with the Issuer.1

[1]	For the purpose of the definitions of “independent director” and “material relationship” in this section, “Issuer” includes a subsidiary entity of the Issuer and a parent of the Issuer, as applicable.

“material relationship” means a relationship which could, in the view of the board of directors of the Issuer, be reasonably expected to interfere with the exercise of a member’s independent judgement. Without limiting the generality of the foregoing, the following individuals are considered to have a material relationship with the Issuer:2

(l)	an individual who is, or has been within the last three years, an employee or executive officer[3] of the Issuer;

(m)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Issuer;

(n)	an individual who:

(i)	is a partner[4] of a firm that is the Issuer’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Issuer’s audit within that time;

(o)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the Issuer’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Issuer’s audit within that time;

(p)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(q)	an individual who received, or whose immediate family member who is employed as an executive officer of the Issuer received, more than $75,000 in direct compensation[5] from the Issuer during any 12 month period within the last three years.[6]

[2]	An individual will not be considered to have a material relationship with the Issuer solely because he or she had a relationship identified in this definition if that relationship ended before March 30, 2004 (or before June 30, 2005 where the relationship existed with respect to a subsidiary or parent of the Issuer). An individual will not be considered to have a material relationship with the Issuer solely because the individual or his or her immediate family member has previously acted as an interim chief executive officer of the Issuer or acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the Issuer on a part-time basis.
[3]	An “executive officer” includes any individual who performs a policy-making function in respect of the entity.
[4]	A partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.
[5]	Direct compensation does not include: (a) remuneration for acting as a member of the board of directors or of any board committee of the Issuer; and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Issuer if the compensation is not contingent in any way on continued service.
[6]	An individual who: (a) has a relationship with the Issuer pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Issuer or any subsidiary entity of the Issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or (b) is an affiliated entity of the Issuer or any of its subsidiary entities, is considered to have a material relationship with the Issuer. The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by: (a) an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or (b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Issuer or any subsidiary entity of the Issuer. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Issuer if the compensation is not contingent in any way on continued service.